Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

NCI INFORMATION SYSTEMS, INC.,

THE SELLERS NAMED HEREIN,

THE PHANTOM STOCK HOLDERS NAMED HEREIN,

and

COMPUTECH, INC.

December 24, 2014

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS AND RULES OF CONSTRUCTION	1

1.1	Definitions	1
1.2	Certain Interpretive Matters	11

ARTICLE 2	SALE AND PURCHASE OF THE SHARES	12

2.1	Sale and Purchase of the Shares	12
2.2	Purchase Price; Closing Payments	12
2.3	Adjustment to Purchase Price	13
2.4	[Intentionally Omitted]	14
2.5	Tax Withholding	15

ARTICLE 3	THE CLOSING	15

3.1	Closing	15
3.2	Documents to be delivered to the Buyer by the Sellers	15
3.3	Documents and Items to be Delivered to the Sellers by the Buyer	17
3.4	Termination of Agreement	18
3.5	Procedure Upon Termination	18
3.6	Effect of Termination	18

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	18

4.1	Authority; Binding Agreement	18
4.2	Title	18
4.3	Consents and Approvals; No Violation	19
4.4	Litigation	19

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	19

5.1	Organization and Qualifications of the Company	19
5.2	Capitalization; Record Ownership of Shares	19
5.3	Actions and Authority; Enforceability	20
5.4	Consents and Approvals; No Violation	20
5.5	Financial Statements	21
5.6	Absence of Certain Changes	22
5.7	Brokers	22
5.8	Employee Benefit Matters	22
5.9	Litigation	25
5.10	Tax Matters	25
5.11	Intellectual Property	27
5.12	Real Property; Personal Property	29
5.13	Insurance	30
5.14	Contracts	30
5.15	Government Contracts and Regulatory Matters	31
5.16	Personnel	34
5.17	Environmental Matters	36
5.18	Bank Accounts	36
5.19	Suppliers and Customers	36
5.20	Compliance with Laws, Permits	37
5.21	No Subsidiaries	37
5.22	Disclosure	37

5.23	No Additional Representations	37

ARTICLE 6	REPRESENTATIONS AND WARRANTIES OF BUYER	38

6.1	Organization	38
6.2	Actions and Authority; Enforceability	38
6.3	Consents and Approvals; No Violation	38
6.4	Brokers.	38
6.5	Investment Intent	39
6.6	Actions and Proceedings	39
6.7	Financial Capability	39
6.8	No Foreign Control	39
6.9	No Other Representations or Warranties	39

ARTICLE 7	COVENANTS OF THE PARTIES	40

7.1	Reasonable Efforts	40
7.2	Public Announcements	40
7.3	Employees	41
7.4	Post-Closing Representation	41
7.5	Tax Matters	41
7.6	Sellers’ Representative	45
7.7	Release of Escrow	45
7.8	Termination of Retirement Plan	45
7.10	Additional Audited Financial Statements	46
7.10	Conduct of Business by the Company Pending the Sale	46
7.11	No Solicitation	47
7.12	Further Assurances	47
7.13	Phantom Stock Distribution	47

ARTICLE 8	CLOSING CONDITIONS	48

8.1	Conditions to Each Party’s Obligations	48
8.2	Conditions to Obligations of the Sellers	48
8.3	Conditions to Obligations of the Buyer	48

ARTICLE 9	INDEMNIFICATION	49

9.1	By the Sellers	49
9.2	By Buyer	50
9.3	Indemnification Procedures	51
9.4	Exclusive Remedy	52
9.5	Subrogation	53
9.6	Treatment of Indemnification Payments	53
9.7	Limitations	53
9.8	Escrow Agreement	53

ARTICLE 10	GENERAL PROVISIONS	53

10.1	Notices	53
10.2	Severability	54
10.3	Entire Agreement; Assignment; Failure of Certain Conditions	54
10.4	Parties in Interest; Successors and Assigns	55
10.5	Legal Counsel; Interpretation	55
10.6	Governing Law; Submission to Jurisdiction	55
10.7	Headings	55

10.8	Counterparts	55
10.9	WAIVER OF TRIAL BY JURY	56
10.10	Amendment	56
10.11	Expenses	56
10.12	Time	56

LIST OF EXHIBITS AND DISCLOSURE SCHEDULES

EXHIBITS

Exhibit A	Escrow Agreement
Exhibit B	Company Capitalization as of the Agreement Date
Exhibit C	Company Capitalization as of the Closing Date
Exhibit D	Purchase Price Allocation
Exhibit E	Retirement Plan Side Letter Agreement

DISCLOSURE SCHEDULES

Schedule 3.2(f)	Third Party Consents
Schedule 4.3(a)	Seller Non-Contravention
Schedule 4.3(b)	Seller Consents and Approvals
Schedule 5.2(a)	Company Securities
Schedule 5.2(b)	Company Voting and Ownership Agreements
Schedule 5.4(a)	Company Non-Contravention
Schedule 5.4(b)	Company Consents and Approvals
Schedule 5.5(a)(i)	Financial Statements
Schedule 5.5(a)(ii)	Financial Statements Accuracy
Schedule 5.5(b)(i)	Accounts Receivable
Schedule 5.5(b)(ii)	Accounts Receivable Status
Schedule 5.5(b)(iii)	Accounts Receivable Encumbrances
Schedule 5.5(b)	Transaction Expenses
Schedule 5.5(d)	Certain Liabilities
Schedule 5.6	Absence of Certain Changes
Schedule 5.8(a)(i)	Benefit Plans
Schedule 5.8(a)(ii)	ERISA Affiliates
Schedule 5.8(c)	Funded Benefit Obligations
Schedule 5.8(d)	Merged Plans
Schedule 5.8(g)	Certain Employee Payments
Schedule 5.8(i)	Accelerated Payments and Vesting
Schedule 5.8(k)	Section 409A Plans
Schedule 5.8(m)	Retirement Plan Liquidation Charges and Penalties
Schedule 5.8(n)	Retirement Plan Termination Charges and Fees
Schedule 5.9	Litigation
Schedule 5.10(b)	Tax Withholding
Schedule 5.10(c)	Tax Returns
Schedule 5.10(k)	Section 83 Shares
Schedule 5.10(l)	Joint Ventures
Schedule 5.11(a)(i)	Intellectual Property
Schedule 5.11(a)(ii)	IP Licenses
Schedule 5.11(b)	Intellectual Property Ownership
Schedule 5.11(c)	IP License Enforceability
Schedule 5.11(e)	Intellectual Property Claims

Schedule 5.11(f)	Non-Disclosure of Intellectual Property
Schedule 5.12(b)	Real Property Leases
Schedule 5.12(c)	Real Property Lease Compliance
Schedule 5.13	Insurance
Schedule 5.14(a)	Material Contracts
Schedule 5.15(a)(i)	Current Government Contracts
Schedule 5.15(a)(ii)	Government Bids
Schedule 5.15(b)(iv)	Contingent Fee Agreements
Schedule 5.16(a)(i)	Company Employees
Schedule 5.16(a)(ii)	Company Employees Status
Schedule 5.16(b)(i)	Labor and Employment Payments
Schedule 5.16(b)(ii)	Tax Withholding
Schedule 5.16(d)	Company Employees on Leave
Schedule 5.18	Bank Accounts
Schedule 5.19	Customers and Suppliers
Schedule 5.20(b)	Permits
Schedule 7.10	Conduct Pending Sale

v

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 24, 2014 (the “Agreement Date”), by and among (a) NCI Information Systems, Inc., a Virginia corporation (the “Buyer”), (b) Computech, Inc., a Maryland corporation (the “Company”), (c) each of the stockholders of the Company listed on the signature pages hereto (each, individually, a “Seller” and, collectively, the “Sellers”), and (d) each of the phantom stock holders of the Company set forth on Exhibit B attached hereto (each, individually, a “Phantom Stock Holder” and, collectively, the “Phantom Stock Holders”). For purposes of this Agreement, upon the exchange of the phantom stock units held by the Phantom Stock Holders for Shares (as defined below) prior to the Closing Date (as defined herein) pursuant to the terms and conditions of the phantom stock agreements (collectively, the “Phantom Stock Agreements”) between each Phantom Stock Holder and the Company (the “Phantom Stock Distribution”), then the term “Sellers” shall include the Phantom Stock Holders in their capacity as Sellers and the Phantom Stock Holders’ signatures to this Agreement shall be treated as signatures of the Sellers.

RECITALS

WHEREAS, the Sellers currently own all of the issued and outstanding shares of common stock, no par value (the “Shares”), of the Company;

WHEREAS, as a result of the Phantom Stock Distribution following the Agreement Date, but prior to the Closing Date, the Sellers and the Phantom Stock Holders shall own all of the Shares of the Company prior to the Closing Date; and

WHEREAS, the Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, the Shares, all upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises, the mutual covenants, agreements, representations, and warranties herein contained, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” of a Person shall mean a Person that directly or indirectly controls, is controlled by or is under common control with that Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by control of credit arrangement, as trustee or executor, or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Agreement Date” has the meaning set forth in the preamble to this Agreement.

“Articles of Incorporation” has the meaning set forth in Section 5.4.

“Balance Sheet Date” has the meaning set forth in Section 5.5(a).

“Benefit Plans” has the meaning set forth in Section 5.8(a).

“Business Day” shall mean any day other than a Saturday, Sunday or any other day in which banks in the State of Maryland are authorized to be closed for business.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Indemnitees” has the meaning set forth in Section 9.1(a).

“Buyer Pre-Closing Certificate” has the meaning set forth in Section 3.3(a).

“Bylaws” has the meaning set forth in Section 5.4.

“Capital Lease Obligations” shall mean the obligations of the Company that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date determined in accordance with GAAP together with all obligations to make termination payments under such capitalized lease obligations.

“Claim” shall mean any claim, action, litigation, proceeding, suit, hearing, charge, complaint, demand or similar matter.

“Closing” has the meaning set forth in Section 3.1.

“Closing Adjustment” has the meaning set forth in Section 2.3(a).

“Closing Balance Sheet” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986 and rules and regulations promulgated pursuant thereto, each as amended and in effect from time to time.

“Company” has the meaning set forth in the preamble to this Agreement. For purposes of the various representations, warranties, covenants and agreements contained herein, all references to the Company shall include the Former Subsidiary.

“Company Securities” has the meaning set forth in Section 5.2.

“Continuing Employees” has the meaning set forth in Section 7.3.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which the Company is a party or which are binding upon Company or its assets, and which are in effect on the date hereof but does not include Government Contracts except as specifically described herein.

“Current Government Contracts” has the meaning set forth in Section 5.15(a)(i).

“Deductible Expenses” has the meaning set forth in Section 2.2(f).

“Determination” has the meaning set forth in the definition of “Dispute Resolution Procedure” contained in this Section 1.

“Discharges” has the meaning set forth in Section 2.2(e).

“Disclosure Schedules” means the disclosure schedules to this Agreement.

“Dispute Resolution Procedure” means the procedure pursuant to which the items in dispute under Section 2.3 are referred by either the Buyer or the Sellers’ Representative for determination as promptly as practicable to the Independent Accounting Firm, which will be jointly engaged by the Buyer and the Sellers’ Representative pursuant to an engagement letter in customary form which each of the Buyer and the Sellers’ Representative must execute. The Independent Accounting Firm must prescribe procedures for resolving the disputed items and in all events must make a written determination, with respect to such disputed items only (whether and to what extent, if any, the Closing Balance Sheet and the accompanying calculations of the Net Working Capital at the Closing require an adjustment to the Purchase Price based on the terms and conditions of this Agreement (a “Determination”)). The Determination must be based solely on presentations with respect to such disputed items by the Buyer and the Sellers’ Representative to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, however, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by the Buyer or the Sellers’ Representative in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm. Each of the Buyer and the Sellers’ Representative must use commercially reasonable efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items (but in any event, such presentations must be made no later than fifteen (15) days following the date on which the disputed items are submitted to the Independent Accounting Firm), and each such party will be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Independent Accounting Firm. The Buyer and the Sellers’ Representative must instruct the Independent Accounting Firm to deliver the Determination to the Buyer and the Sellers’ Representative no later than thirty (30) days following the later of the dates on which the Buyer and the Sellers’ Representative make their presentation. In deciding any matter, the Independent Accounting Firm (i) will be bound by the provisions of Section 2.3, (ii) may not assign a value to any item greater than the greatest value for such item claimed by either the Buyer or the Sellers’ Representative or less than the smallest value for such item claimed by the Buyer or the Sellers’ Representative, and (iii) will be bound by the express terms, conditions and covenants set forth in this Agreement, including the definitions contained herein. The Independent Accounting Firm may consider only those items and amounts in dispute (as applicable) which the Buyer and the

Sellers’ Representative were unable to resolve. In the absence of fraud or manifest error, the Determination will be conclusive and binding upon the Buyer and the Sellers and the Buyer and the Sellers’ Representative will act in accordance with the Determination, including, without limitation, issuing joint instructions in accordance with the Determination to the Escrow Agent with respect to any Dispute Resolution Procedure undertaken pursuant to Section 2.3 hereof. The determination of the Independent Accounting Firm shall not be deemed an award subject to review under the Federal Arbitration Act or any other Law. All fees and expenses of the Independent Accounting Firm incurred in connection with any dispute under Section 2.3 will be borne one-half by the Sellers and one-half by the Buyer.

“Environmental Laws” shall mean any Law relating to pollution or protection of the environment or public health and safety including Laws relating to the use, treatment, storage, transportation or handling of Hazardous Materials or the release, discharge, spill, emission, treatment, transportation or disposal of Hazardous Materials; or to exposure to toxic, hazardous or other controlled, prohibited or regulated substances; and, in particular, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act, 42 U.S.C. 6901, et seq. (“RCRA”), the Toxic Substances Control Act, 15 U.S.C. 2601, et seq. (“TSCA”), the Occupational, Safety and Health Act, 29 U.S.C. 651, et seq., the Clean Air Act, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. 1251, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1802 et seq. (“HMTA”) and the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001 et seq. (“EPCRA”), and other comparable state and local Laws and all rules, regulations and policy or guidance documents promulgated pursuant thereto or published thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall mean any entity or trade or business which is treated as being a single employer with the Company under Code Section 414(b), (c) or (m).

“Escrow” shall mean an amount equal to $4,000,000 of the Purchase Price which will be placed into escrow to cover any claims that arise out of the Sellers’ obligations under Article 9 and at the Buyer’s sole discretion to cover any claims that arise out of the Sellers’ obligations under Section 2.3. “Escrow” as used herein shall include all interest and other earnings thereon.

“Escrow Agent” has the meaning set forth in Section 2.2(d).

“Escrow Agreement” has the meaning set forth in Section 2.2(d).

“Estimated Net Working Capital” has the meaning set forth in Section 2.3(a).

“FAR” has the meaning set forth in Section 5.15(b)(i).

“Final Net Working Capital” has the meaning set forth in Section 2.3(b).

“Financial Statements” has the meaning set forth in Section 5.5.

“Financing” has the meaning set forth in Section 6.7.

“Fitzpatrick Noncompetition Payment” shall mean $75,000.

“Flow of Funds Memorandum” has the meaning set forth in Section 2.2(e).

“Force Majeure Event” shall mean any event or circumstance, which is beyond the reasonable control of the Buyer or the Buyer’s lenders (including, but not limited to, fire, flood, explosion, unavoidable breakdown of machinery, terrorist acts (including cyber attacks), widespread product tampering by third parties, governmental acts or regulations, war, labor strikes or any act of God) that would reasonably cause the Buyer to not have sufficient cash available to it to consummate the transactions contemplated by this Agreement.

“Former Subsidiary” shall mean Donegal Partners, LLC, a Maryland limited liability company.

“Fundamental Representations” has the meaning set forth in Section 9.1(a)(i).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Bid” shall mean any bid, quotation, offer, proposal, or other submission made by the Company in response to any solicitation issued by a Governmental Authority seeking to issue a Government Contract.

“Government Contract” shall mean any prime contract, subcontract, blanket purchase agreement, purchase order, task order, delivery order, change order, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between the Company, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand.

“Governmental Authority” shall mean any foreign, federal, state or local governmental or quasi-governmental or administrative body or entity or subdivision of any of the foregoing including any authority, department, agency, commission, board, bureau, agency, court, tribunal, administrative hearing body, or other instrumentality.

“Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under Environmental Laws or the release of which is regulated under Environmental Laws, or that poses a hazard to the health and safety of persons or the environment. Without limiting the generality of the foregoing, the term includes: “hazardous substances” as defined in CERCLA; “extremely hazardous substances’’ as defined in EPCRA; “hazardous waste” as defined in RCRA; “hazardous materials” as defined in HMTA; “chemical substance or mixture” as defined in TSCA; crude oil, petroleum products or any fraction thereof; radioactive materials including source, byproduct or special nuclear materials; asbestos or asbestos-containing materials; chlorinated fluorocarbons; and radon.

“Houlihan Letter” means that certain letter, dated May 13, 2014, entered into by and between the Company and Houlihan Lokey Capital, Inc.

“Indebtedness” shall mean with respect to the Company, at any date, without duplication, (a) all obligations of the Company for borrowed money, including, without limitation, all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto, (b) any deficit balance in cash, (c) all obligations of the Company evidenced by notes, debentures, bonds or other similar instruments, (d) all Capital Lease Obligations of the Company, (e) all obligations of the Company for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by the Company, whether periodically or upon the happening of a contingency, (g) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (h) all obligations of the Company or another Person secured by an Encumbrance on any asset of the Company, whether or not such obligation is assumed by the Company, (i) any prepayment fees or other fees, costs or expenses associated with payment of any Indebtedness and (j) any guaranty of any Indebtedness.

“Indemnified Taxes” means any and all Liabilities for Taxes (except to the extent reflected in Final Net Working Capital as finally determined pursuant to Section 2.3) (a) for which the Company is liable attributable to all Pre-Closing Taxable Periods, (b) of the Company, the stockholders of the Company or their respective Affiliates for which the Company or any Buyer Indemnified Party is liable, whether by reason of any requirement to withhold or otherwise, in connection with the transactions contemplated by this Agreement (including, without limitation, any Taxes arising in connection with any Section 338(h)(10) Election described in Section 7.5(f), the deferral of the Seller Payment contemplated by Section 2.2(b) and the Transaction Payroll Taxes but excluding Buyer’s share of Transfer Taxes as set forth in Section 7.5(g) hereof), (c) of any Person imposed on the Company as a transferee or successor, by Contract or pursuant to any Law which Taxes relate to an event or transaction occurring before the Closing, (d) that arise as a result of the Company being (or ceasing to be) a member of an affiliated or combined group pursuant to Treasury Regulations Section 1.1502-6 or any similar Law prior to the Closing Date and (e) for which the Company or any Buyer Indemnified Party is liable during any Post-Closing tax Period due to the unavailability of the Section 338(h)(10) Election (except to the extent such unavailability is the result of the Buyer’s action or failure to act (e.g., the Buyer’s failure to file Section 338 Forms for which Buyer is responsible) and/or due to any Transaction Payroll Taxes. For avoidance of doubt pre-closing Taxes shall be determined without regard to disclosures made in the Disclosure Schedules.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Independent Accounting Firm” shall mean a recognized accounting firm with expertise in Government Contracts mutually agreed upon by the Buyer and the Sellers, or, failing such agreement, selected by the American Arbitration Association; provided, however, that the Independent Accounting Firm may not have, or have had in the last three (3) years, a business relationship with the Sellers, the Company or the Buyer. If the Buyer and the Sellers have failed to reach agreement on an Independent Accounting Firm within ten (10) days following the termination of the time period set forth in Section 2.3 for the Buyer and the Sellers to resolve such dispute prior to initiation of the Dispute Resolution Procedure, then the parties will jointly engage the American Arbitration Association to select the Independent Accounting Firm, in accordance with the procedures of the American Arbitration Association to make such election.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: (i) issued patents and patent applications, and any divisionals, continuations, continuations-in-part, renewals, reexaminations, substitutions, extensions, or reissues thereof, and the rights related thereto (including the right to sue for past infringement); (ii) trademarks, service marks, trade dress, trade names, and Internet domain names, (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof; (iii) works of authorship, copyright registrations, and applications for copyright registration, and any extensions or renewals thereof; (iv) trade secrets and other forms and types of confidential or non-public business, financial, research or development, pricing and cost, or technical information, concepts, ideas, designs, processes, procedures, techniques, specifications, operating and maintenance manuals, drawings, methods, know-how, data, databases, formulas, compositions, methods, customer and supplier lists, business and marketing plans, proposals, and invention disclosures (whether or not patentable, but in each case excluding any rights in respect of any of the foregoing that comprise or are protected by issued patents) and the trade secret rights that are related thereto; and (v) computer software, including all source code, object code, and documentation related thereto.

“IP License” has the meaning set forth in Section 5.11(a)(ii).

“Knowledge” (i) when used in connection with Buyer, shall mean the actual knowledge of (A) Brian J. Clark, (B) Charles K. Narang, (C) Marco F. De Vito and (D) Lucas J. Narel, and, (ii) when used in connection with the Company, shall mean the knowledge of (A) J.D. Murphy, (B) Lawrence Fitzpatrick, and (C) Chris Mills; and such knowledge as would reasonably be expected to be discovered by any of the foregoing Persons in the ordinary course of performing their respective responsibilities.

“Law” shall mean any federal, state, local, foreign or other law, statute, constitution, principle of common law, ordinance, code, Order, edict, rule, regulation, requirement issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities, Taxes and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable, including those arising under any Law and those arising under any Contract.

“Lien” shall mean any lien, mortgage, pledge, security interest, or other encumbrance or restriction of any kind.

“Losses” shall mean claims, liabilities, obligations, losses, fines, costs, judgments, Taxes, penalties or damages (including reasonable attorneys’ fees and out-of-pocket expenses directly incurred in the investigation or defense of any of the same). Losses suffered by an Indemnified Party shall be calculated after giving effect to any amounts covered by insurance proceeds collected by such party for which the Sellers or the Company paid the premiums prior to the Closing for the time period in which the insurable Losses occurred.

“Material Adverse Effect” means any change, circumstance or effect, individually or together with other changes, circumstances or effects, which has had a material adverse effect on the assets, results of operations, financial condition or business of the Company (taken as a whole) but does not include any adverse effect resulting from any change, circumstance or effect relating to (i) the economy or financial, banking or securities markets in general, (ii) the industries in which the Company operates, (iii) national or international political, regulatory or social conditions, including acts of terrorism and the engagement by the United States in hostilities, or (iv) any change in Law or accounting rules or principles, including any change in GAAP; provided, however, that any change, circumstance or effect caused by any of the items described in clauses (i), (ii), (iii) or (iv) above may be taken into account in determining whether there has been a Material Adverse Effect to the extent that any such change, circumstance or effect disproportionately affects the Company relative to the other participants in the industry in which the Company operates.

“Material Company Customer” shall mean any of the Federal Communications Commission, the Internal Revenue Service, the Executive Office of the President, and the United States International Trade Commission.

“Most Recent Financial Statements” has the meaning set forth in Section 5.5.

“Murphy Noncompetition Payment” shall mean $125,000.

“Net Working Capital” shall mean the difference of the current assets of the Company less the current liabilities of the Company, each determined in accordance with GAAP, as consistently applied by the Company. Notwithstanding the foregoing, for purposes of calculating Net Working Capital, the Company’s current assets shall expressly exclude any and all Tax assets and the Company’s current liabilities shall expressly include all bonuses required or expected to be paid by the Company for the year ending December 31, 2014, if any, and the Company’s discretionary contribution to the Retirement Plan for the year ending December 31, 2014, if any, and exclude any and all liabilities for Indebtedness and Professional Fees that are otherwise paid on or prior to Closing.

“Non-Disclosure Agreement” shall mean the Non-Disclosure Agreement between the Buyer and Houlihan Lokey, on behalf of the Company with respect to the transactions contemplated in this Agreement.

“Non-Tax Contract” shall mean any Contract for the sale or lease of property or the provision of services entered into in the ordinary course of business and not dealing principally with the sharing, allocation, or indemnification of Taxes and in which the provisions dealing with Taxes are of a type typically included in such Contracts (such as Contracts customarily entered into with customers, vendors, lenders or lessors).

“Order” means any order, decree, ruling, judgment, injunction, writ or other action of any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with past practices.

“Permits” has the meaning set forth in Section 5.20.

“Permitted Liens” shall mean (i) Liens for water, sewage and similar charges and Taxes and assessments not yet due and payable or that are being contested in good faith and for which adequate accruals and reserves have been established, (ii) statutory encumbrances of landlords, carriers, warehousemen, mechanics and materialmen and other similar encumbrances imposed by applicable Law in the Ordinary Course of Business for sums not yet due and payable, (iii) liens on personal property leased under operating leases, (iv) liens, pledges or deposits incurred or made in connection with workmen’s compensation, unemployment insurance and other social security benefits, or securing performance of bids, tenders, leases, contracts (other than for payment of borrowed money), statutory obligations, progress payments, surety and appeal bonds and other obligations of like nature, in each case incurred in the Ordinary Course of Business, (v) liens under Article 2 of the Uniform Commercial Code that are special property interests in goods identified as goods to which a contract refers, (vi) liens under Article 9 of the Uniform Commercial Code that are purchase money security interests, and (vii) such imperfections or minor defects of title, easements, rights of way and other similar restrictions (if any) as, when taken in the aggregate, are insubstantial in character, amount or extent, do not materially detract from the value or interfere with the present or proposed use of the properties or assets of the party subject thereto and affected thereby, and do not otherwise adversely affect or impair the business or operations of such party.

“Person” shall mean any natural person, firm, partnership, association, corporation, company, limited liability company, trust, business trust, Governmental Authority or other entity.

“Phantom Stock Agreements” has the meaning set forth in the preamble to this Agreement.

“Phantom Stock Distribution” has the meaning set forth in the preamble to this Agreement.

“Phantom Stock Holder” or “Phantom Stock Holders” has the meaning set forth in the preamble to this Agreement.

“Pre-Closing Taxable Periods” means collectively, all taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for all Straddle Periods.

“Preliminary Statement” has the meaning set forth in Section 2.3(a).

“Professional Fees” shall mean commissions, fees and other charges and expenses relating to the transaction contemplated by this Agreement due to each of the Company’s and/or the Sellers’ advisors.

“Purchase Price” shall mean $55,800,000.

“Received Seller Payment Amount” shall mean, with respect to a given date, the aggregate portion of the Purchase Price that has been paid to, and received by, the Sellers and the Phantom Stock Holders in accordance with the terms and conditions of this Agreement as of such date.

“Retirement Plan” has the meaning set forth in Section 7.8.

“Section 338(h)(10) Election” has the meaning set forth in Section 7.5(f)(i)).

“Section 338 Forms” has the meaning set forth in Section 7.5(f)(iv).

“Section 409A Plan” has the meaning set forth in Section 5.8(j).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” or “Sellers” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” has the meaning set forth in Section 9.2(a).

“Seller Payment” has the meaning set forth in Section 2.2(b).

“Sellers’ Representative” has the meaning set forth in Section 7.6.

“Shares” has the meaning set forth in the Recitals hereto.

“Straddle Periods” has the meaning set forth in Section 7.5(b).

“Target Net Working Capital” shall mean $2,500,000.

“Tax” or “Taxes” shall mean, however denominated, (a) any and all federal, state, local, foreign and other taxes, levies, imposts, assessments, impositions or other similar government charges, including, without limitation, all net income, gross income, estimated income, gross receipts, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, social security, unemployment, worker’s compensation, commercial rent, withholding, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, including interest, penalties and additions (to the extent applicable) thereto whether disputed or not, and (b) any liability for the payment of any amounts of the type described in clause (a) payable by reason of Contract or arrangement, express or implied obligation to indemnify any other Person, assumption, transferee or successor liability, operation of Law, by reason of being or ceasing to be a member of an affiliated or similar group, or otherwise (other than pursuant to any Non-Tax Contract).

“Tax Representation” has the meaning set forth in Section 9.1(a)(i).

“Tax Return” shall mean any report, return, document, declaration or other information or filing (including any schedules or attachments thereto and any amendments thereof) supplied or required to be supplied to any Governmental Authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns, where permitted or required, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Threshold Amount” has the meaning set forth in Section 9.1(b).

“Transaction Documents” shall mean this Agreement and all agreements, documents, certificates or instruments being delivered pursuant to this Agreement.

“Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment Taxes incurred with respect to any bonuses, option exercises and cash-outs, restricted stock under Section 83 of the Code, the Phantom Stock Distribution or other related payments and other compensatory payments in connection with the transactions contemplated by this Agreement (including pursuant to Section 2.2 hereof).

“Transfer Taxes” has the meaning set forth in Section 7.5(g).

“Treasury Regulations” means the regulations prescribed pursuant to the Code.

1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires:

(a) words of the masculine or neuter gender shall include the masculine and/or feminine gender, and words in the singular number or in the plural number shall each include the singular number or the plural number;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof;

(d) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP;

(e) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(f) relative to the determination of any period of time, “from” means “from and including,” “to” means “to but excluding” and “through” means “through and including;”

(g) reference to any Law means such Law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; and

(h) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.

ARTICLE 2

SALE AND PURCHASE OF THE SHARES

2.1 Sale and Purchase of the Shares. Upon and subject to the terms and provisions of this Agreement, the Buyer shall purchase and accept delivery from the Sellers, and the Sellers shall sell, assign, transfer, and deliver to the Buyer, on the Closing Date, all of the Shares, free and clear of all Liens other than those imposed by applicable securities laws.

2.2 Purchase Price; Closing Payments. The total purchase price for the Shares will be equal to the Purchase Price, subject to adjustment at and following the Closing pursuant to Sections 2.2(a) and 2.3. The Murphy Noncompetition Payment, the Fitzpatrick Noncompetition Payment and the Purchase Price will be paid by the Buyer to the Sellers as follows:

(a) On the Closing Date, the Buyer shall:

(i) deliver to J.D. Murphy the Murphy Noncompetition Payment;

(ii) deliver to Lawrence Fitzpatrick the Fitzpatrick Noncompetition Payment;

(iii) deliver to the Escrow Agent the Escrow;

(iv) deliver to the parties listed in the Discharges the Indebtedness;

(v) deliver to the parties listed on the Flow of Funds Memorandum the Professional Fees; and

(vi) deliver to the Company the Transaction Payroll Taxes and any amounts owed to the Company for applicable income and employee Tax withholding as a result of (x) the Phantom Stock Distribution and (y) certain Sellers holding restricted stock as listed on Schedule 5.10(k).

Such amounts shall be paid by check or by wire transfer (and if by wire transfer, such payments shall be made on the Business Day immediately following the Closing Date).

(b) On the Business Day immediately following the Closing Date (which, notwithstanding anything contained in Section 3.1 to the contrary, shall mean a Closing Date of January 1, 2015 for purposes of this Section 2.2(b)), the Buyer shall deliver to the Sellers the Purchase Price, plus or minus (as applicable) (A) the amount of the Closing Adjustment, minus (B) the sum of (1) the amount of the Escrow, (2) the aggregate amount of the Indebtedness as of the opening of business on the Closing Date as set forth on the Flow of Funds Memorandum, (3) the amount of the Professional Fees and, (4) the amount delivered to the Company on the Closing Date under Section 2.2(a)(vi) (the aggregate amount payable by the Buyer to the Sellers on the Closing Date is sometimes referred to herein as the “Seller Payment”), which will be paid via wire transfer to the account of each Seller that is designated by such Seller in writing at least one (1) Business Day prior to the Closing.

(c) Each Seller and Phantom Stock Holder agrees and acknowledges that the right to receive his or her payments under Sections 2.2(a) and 2.2(b), as applicable, represents all of his or her rights with respect to the Shares and any phantom stock agreements with the Company, as applicable, and each hereby releases any and all rights or claims against the Buyer or the Company to receive any additional consideration, amounts or payments with respect to such Shares and phantom stock agreements with the Company. The Buyer will be entitled to deduct and withhold from all payments to the Sellers and the Phantom Stock Holders or otherwise payable to the Sellers and the Phantom Stock Holders such amounts as it is required to deduct and withhold under applicable Laws. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d) The terms, conditions and procedures by which the Escrow shall be disbursed shall be set forth in an Escrow Agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”) to be entered into among the Buyer, the Sellers’ Representative and the banking corporation selected by the Buyer to act as the escrow agent (the “Escrow Agent”).

(e) Not later than three (3) Business Day prior to the Closing Date, the Company shall prepare and deliver to the Buyer a flow of funds memorandum containing the Company’s good faith estimate of: (i) the aggregate amount of Indebtedness as of the opening of business on the Closing Date, together with payoff letters from the applicable creditors (the “Discharges”), (ii) the amount of the Professional Fees as of the Closing, (iii) the Transaction Payroll Taxes and the applicable income and employee Tax withholding due with respect to each Phantom Stock Holder and each Seller holding restricted Shares as listed on Schedule 5.10(k) (each determined based on the fair market value of the shares) and (iv) the amount of the Seller Payment (such statement, the “Flow of Funds Memorandum”). These calculations together with the information with respect thereto as of the Closing (including pursuant to the Preliminary Statement delivered pursuant to Section 2.3(a)) will be used in connection with the payments described in this Section 2.2.

(f) The parties hereto shall take all commercially reasonable actions (the cost of which shall be paid by Sellers) to structure any payment made on or before the Closing Date pursuant to this Agreement by or on behalf of the Company in connection with the transactions contemplated by this Agreement that is expected to give rise to a deduction for income Tax purposes (including, without limitation, any payment of any deductible Professional Fees incurred by or on behalf of the Company) (such items, “Deductible Expenses”), and the Buyer’s funding of the Company’s obligations with respect thereto, such that the Tax deductions related to such payments are properly recognized by the Company in the Pre-Closing Taxable Period. To the extent allowed by applicable Law, the parties hereto covenant and agree not to take any Tax position inconsistent with the foregoing and shall file all Tax information (including, without limitation, all Tax Returns) consistent with such approach, provided, however, that in no event will the Buyer or any of its Affiliates (including, after the Closing, the Company) be required to take any position that does not have at least a more likely than not probability of success.

2.3 Adjustment to Purchase Price.

(a) Not later than three (3) Business Day prior to the Closing Date, the Company will deliver to the Buyer a certificate signed by an officer of the Company (the “Preliminary Statement”) setting forth the Company’s good faith estimate of (i) the Net Working Capital as of the close of business on the Closing Date (the “Estimated Net Working Capital”) and (ii) the balance sheet for the Company as of the close of business on the Closing Date (the “Closing Balance Sheet”). The Purchase Price will be adjusted (up or down) at the Closing by the amount of the “Closing Adjustment” equal to the Estimated Net Working Capital set forth on the Preliminary Statement minus the Target Net Working Capital.

(b) No later than sixty (60) days following the Closing Date, the Buyer will prepare and deliver to the Sellers’ Representative the Buyer’s good faith determination of the Closing Balance Sheet and actual Net Working Capital as of the close of business on the Closing Date, and identifying any adjustments to the Purchase Price under Section 2.3(c) as a result of such determinations. The Buyer must prepare such information by applying GAAP (as modified by the definition of “Net Working Capital”) and, to the extent consistent with GAAP, in a manner consistent with the Company’s past accounting practices. If the Sellers’ Representative does not object to the Buyer’s determinations within thirty (30) days after receipt thereof, or accepts such determinations in writing during such thirty (30)-day period, the Purchase Price will be adjusted as set forth in the Buyer’s notice of its determinations, and payment made in accordance with Section 2.3(c). If the Sellers’ Representative objects to all or part of the Buyer’s determinations, the Sellers’ Representative will notify the Buyer in writing of such objections within thirty (30) days after the Sellers’ Representative’s receipt thereof (such notice setting forth in reasonable detail the basis for such objections). During such thirty (30)-day period, the Buyer will permit the Sellers’ Representative access to such work papers relating to the preparation of the Buyer’s determinations as may be reasonably necessary to review in detail the manner in which the Buyer’s determinations were prepared. The Buyer and the Sellers’ Representative will thereafter negotiate in good faith to resolve any such objections. If the Buyer and the Sellers’ Representative are unable to resolve all of such differences within twenty (20) days after the Buyer’s receipt of the Sellers’ Representative’s objections, either the Buyer or the Sellers’ Representative may require the other party to resolve such dispute by way of the Dispute Resolution Procedure by providing such other party written notice of such demand. The term “Final Net Working Capital” means the definitive Net Working Capital, as it is finally determined pursuant to this Section 2.3(b).

(c) In accordance with the terms of the Escrow Agreement, within five (5) Business Days after the determination of the Final Net Working Capital:

(i) If the Final Net Working Capital minus the Estimated Net Working Capital set forth on the Preliminary Statement is a positive number, then the Buyer shall pay to the Sellers an amount equal to such positive sum;

(ii) If the Final Net Working Capital minus the Estimated Net Working Capital set forth on the Preliminary Statement is a negative number, then an amount equal to such negative sum shall be paid to the Buyer by the Sellers’ Representative up to an amount not to exceed $500,000, after which the balance shall be paid from all of the Sellers on a pro rata basis in accordance with their ownership percentages as set forth on Exhibit C. The Buyer may is its sole election have any of such amounts paid from the Escrow. In the event the Buyer requests payment from the Escrow, the Buyer and the Sellers’ Representative shall promptly instruct the Escrow Agent to pay such amount to the Buyer from the Escrow.

2.4 [Intentionally Omitted].

2.5 Tax Withholding. Buyer and Escrow Agent shall be entitled to deduct and withhold from the Purchase Price and any other payments contemplated by this Agreement such amounts as Buyer or Escrow Agent, in their reasonable discretion, determine is required to be deducted and withheld with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law, provided, that such withheld amounts are timely deposited with or paid to the appropriate Governmental Authority. To the extent that the amounts are withheld pursuant to the prior sentence, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made. At the Closing, or at such time thereafter as reasonably requested by Buyer, the Company shall provide Buyer any Forms W-4, W-8 or W-9, any applicable state or local tax withholding forms, affidavits or certificates or other certificates or forms that Buyer may request in order to allow Buyer to meet its withholding and information reporting obligations under any Tax Law.

ARTICLE 3

THE CLOSING

3.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. local time at Venable LLP, 575 Seventh Street, N.W., Washington, DC 20004 on January 1, 2015 or on such other date as the Sellers’ Representative and Buyer may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. Notwithstanding the foregoing, all of the payments to be made by Buyer pursuant to Section 2.2(a) above by way of wire transfers shall be on the Business Day immediately following the Closing Date, which Business Day shall be January 2, 2015. Except as expressly set forth herein, all transactions contemplated herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as of the close of business on the Closing Date.

3.2 Documents to be Delivered to the Buyer by the Sellers.

(a) On the Closing Date, the Sellers will deliver to the Buyer:

(i) Stock certificates evidencing the Shares, free and clear of all Liens (other than those imposed by applicable securities laws), duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto, or in the event such stock certificates have been lost or destroyed, affidavits, in form and substance reasonably acceptable to the Buyer, from the applicable Sellers to such effect;

(ii) A certificate, in form and substance reasonably acceptable to the Buyer, executed by an appropriate officer of the Company, dated the Closing Date, and certifying that attached thereto are true and complete copies of: (i) the Articles of Incorporation; (ii) the Bylaws; and (iii) the resolutions duly adopted by the Board of Directors of the Company authorizing the execution, delivery, and performance by the Company of this Agreement and each Transaction Document to which the Company is a party, which resolutions have not been modified, rescinded, or amended and are in full force and effect as of the Closing Date;

(iii) A certificate, in form and substance reasonably acceptable to the Buyer, executed by an authorized officer of the Company, dated the Closing Date, certifying (in accordance with Sections 8.3(a) and 8.3(b)) as to the accuracy of the Sellers’ and the Company’s representations and warranties at and as of the Closing and the performance by the Sellers of their covenants and agreements set forth in this Agreement to be performed prior to the Closing Date;

(iv) Resignations of the officers and directors of the Company;

(v) A certificate of good standing of the Company from the State of Maryland dated not earlier than thirty (30) days prior to the Closing Date;

(vi) Consents of third parties with respect to the contracts listed on Schedule 3.2(a)(vi) in form reasonably satisfactory to Buyer;

(vii) Confirmation that the following agreements are in full force and effect and have not been revoked (if revocable) or otherwise rescinded or repudiated:

(1) an employment agreement, that has been duly executed by the Buyer and Lawrence Fitzpatrick contemporaneous with the execution of this Agreement;

(2) noncompetition agreements that have been duly executed by the Buyer and each of (i) J.D. Murphy and (ii) Lawrence Fitzpatrick contemporaneous with the execution of this Agreement;

(3) the Section 338 Forms duly executed by each stockholder of the Company contemporaneous with the execution of this Agreement (including each Seller (and, if required, each spouse of such stockholder), including without limitation, duly executed Form 8023 (and any corresponding state or local income Tax election forms); and

(4) a certificate from the Company and each stockholder of the Company, including each Seller, signed contemporaneous with the execution of this Agreement satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(viii) The Escrow Agreement, duly executed by the Sellers’ Representative and the Escrow Agent; and

(ix) The Discharges duly executed by each payee;

(x) Confirmation that the following agreements are in full force and effect and have not been revoked (if revocable) or otherwise rescinded:

(1) The Stock Option Rescission and Release Agreements from each of the Phantom Stock Holders (each of which is being executed contemporaneous with the execution of this Agreement); and

(2) Evidence of the termination of the Retirement Plan reasonably acceptable to Buyer and a side letter regarding purchase of the limited partnership interests held under the Retirement Plan by the Sellers’ Representative in the form of Exhibit E (each of which is being executed contemporaneous with the execution of this Agreement).

(xi) Contemporaneous with the execution of this Agreement, documentation terminating the Company’s Shareholder Agreement shall have been signed with such termination to be effective as of the Closing.

(xii) Evidence of the termination of the Phantom Stock Grant Agreements pursuant to the Phantom Stock Distribution contemplated herein.

3.3 Documents and Items to be Delivered to the Sellers by the Buyer.

(a) On or before 12:00 p.m. noon EST on December 31, 2014, it will be a condition to Closing that the Buyer will have delivered to the Sellers’ Representative a certificate, in form and substance reasonably acceptable to the Sellers’ Representative and executed by an authorized officer of the Buyer, dated as of December 31, 2014, certifying that (i) the items to be delivered to the Sellers pursuant to Sections 3.3(b)(ii), (iii), (iv), (v) and (vi), including any signatures of the Buyer thereto, either (1) are in the Buyer’s possession and ready to be delivered to the Sellers on the Closing Date as provided herein or (2) have been delivered to the Sellers to be held in escrow pending the Closing and (ii) that no Force Majeure Event shall have occurred as of December 31, 2014 (the “Buyer Pre-Closing Certificate”).

(b) On the Closing Date, the Buyer will deliver to the Sellers (as indicated below):

(i) All amounts required to be paid by the Buyer on the Closing Date pursuant to Section 2.2(a);

(ii) A certificate, in form and substance reasonably acceptable to the Sellers, executed by an authorized officer of the Buyer, dated the Closing Date, and certifying that attached thereto are true and complete copies of (i) the charter of the Buyer as in effect as of the Closing Date; (ii) the bylaws of the Buyer, as amended and as in effect as of the Closing Date; and (iii) the resolutions duly adopted by the Board of Directors of the Buyer authorizing the execution, delivery, and performance of this Agreement and each Transaction Document to which it is a party, which resolutions have not been modified, rescinded or amended and are in full force and effect;

(iii) A certificate, in form and substance reasonably acceptable to the Sellers, executed by an authorized officer of the Buyer, dated the Closing Date, certifying (in accordance with Sections 8.2(a) and 8.2(b)) as to the accuracy of the Buyer’s representations and warranties at and as of the Closing and the performance by the Buyer of its covenants and agreements set forth in this Agreement to be performed prior to the Closing Date;

(iv) An employment agreement, that, subject to Section 7.3, shall be in form and substance reasonably acceptable to the Buyer, duly executed by the Buyer and Lawrence Fitzpatrick;

(v) The Section 338 Forms duly and properly executed by the Buyer, including, without limitation, duly and properly executed Form 8023 (and any corresponding state or local income Tax election forms); and

(vi) The Escrow Agreement, duly executed by the Buyer and the Escrow Agent.

(c) On the Business Day immediately following the Closing, the Buyer shall deliver to the Sellers the Seller Payment in accordance with pursuant to Section 2.2(b).

3.4 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of the Sellers’ Representative and Buyer;

(b) by the Sellers’ Representative or Buyer if there shall be in effect a final nonappealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; or

(c) by the Buyer if there shall have occurred an event, effect or change which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

3.5 Procedure Upon Termination. In the event of termination and abandonment by Buyer or the Sellers’ Representative, or both, pursuant to Section 3.4 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by Buyer or the Sellers.

3.6 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 3.4 and 3.5 above, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Buyer, the Company or any Seller; provided, however, that no such termination shall relieve any party hereto from Liability for any willful breach of this Agreement and, provided, further, that the obligations of the parties set forth in Articles 9 and 10 hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, severally and not jointly, hereby represent and warrant to the Buyer as follows:

4.1 Authority; Binding Agreement. Such Seller has all requisite power and authority to enter into this Agreement and each Transaction Document to which it is a party, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and each Transaction Document to which such Seller is a party have been duly and validly executed and delivered by such Seller and, assuming such agreements constitute the legal, valid and binding obligations of the Buyer and the Company, constitute the legal, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity.

4.2 Title. Such Seller holds of record and owns beneficially the number and type of Shares set forth next to his or her name in Exhibit B, free and clear of any Liens.

4.3 Consents and Approvals; No Violation.

(a) Except as set forth on Schedule 4.3(a), neither the execution and delivery of this Agreement by such Seller, nor the consummation of the transactions contemplated hereby, will: (i) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Authority to which such Seller is subject, or (ii) materially violate or constitute a material default under, result in the termination of, accelerate performance required by any of the terms, conditions or provisions of any material note, mortgage, deed of trust, lease or agreement of such Seller.

(b) Except as set forth on Schedule 4.3(b), no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of such Seller is required to consummate the transactions contemplated by this Agreement.

4.4 Litigation. There is no Claim pending or, to the actual knowledge of such Seller, threatened, against such Seller with respect to the execution and delivery of this Agreement or any Transaction Document to which such Seller is a party, or for the consummation by such Seller of the transactions contemplated hereby or thereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Sellers, jointly and severally, hereby represent and warrant to the Buyer as follows:

5.1 Organization and Qualifications of the Company. The Company is a duly organized and validly existing corporation in good standing under the Laws of the State of Maryland with all power and authority to own or lease all of its properties and assets and to conduct its business as currently conducted, and is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not cause a Material Adverse Effect.

5.2 Capitalization; Record Ownership of Shares. The authorized capital stock of the Company consists of Five Hundred Thousand (500,000) shares of common stock, no par value, of which (i) Two Hundred Sixty-Eight Thousand One Hundred Fifty-Eight (268,158) shares are issued and outstanding in accordance with Exhibit B and constitute the Shares as of the Agreement Date and, (ii) as a result of the Phantom Stock Distribution, the number of shares set forth on Exhibit C shall be issued and outstanding and shall constitute the Shares as of the Closing Date. All of the Shares have been, or, to the extent they are issued after the Agreement Date but prior to the Closing Date as a result of the Phantom Stock Distribution, shall have been, duly authorized, are validly issued, fully paid and non-assessable. Except as set forth on Schedule 5.2(a), there are no outstanding or authorized options, warrants, convertible securities, rights or other agreements, arrangements or commitments of any character relating to the capital stock of the Company, to acquire any shares of capital stock from the Company, and no obligation of the Company or the Sellers to issue or sell, any shares of capital stock, or any other interest in the Company, and no obligation of the Company to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment (herein collectively referred to as the “Company Securities”). Copies of all agreements reflected on Schedule 5.2(b), including the fully executed Phantom Stock Agreements have been delivered to the Buyer. Except as set forth on Schedule 5.2(b), there are no voting trusts, stockholders agreements, or other agreements, contracts or understandings relating to the ownership, voting or transfer of the Company Securities to which the Company is a party. Except for the Bylaws or as otherwise set forth on Schedule 5.2(b), there are no other agreements, contracts or understandings with respect to the ownership, voting or transfer of any capital stock of the Company. No Person other than the Sellers owns of record or beneficially any Company Securities.

5.3 Actions and Authority; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Transaction Document to which the Company is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company and no other proceedings on the part of the Company are necessary to authorize this Agreement and each Transaction Document to which the Company is a party or to consummate the transactions so contemplated. This Agreement and each Transaction Document to which the Company is a party has been duly and validly executed and delivered by the Company and, assuming such agreements constitute the legal, valid and binding obligations of the Buyer and the Sellers, constitute the legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity.

5.4 Consents and Approvals; No Violation.

(a) Except as set forth on Schedule 5.4(a), neither the execution and delivery of this Agreement by the Company, nor the consummation of the transactions contemplated hereby, will: (i) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Authority to which the Company is subject, (ii) violate any provision of the articles of incorporation of the Company (the “Articles of Incorporation”) or the Bylaws as amended of the Company (the “Bylaws”), (iii) materially violate or constitute a material default under, result in the termination of, accelerate performance required by any of the terms, conditions or provisions of any material Contract or (iv) result in the creation of any Lien on the material assets or properties of the Company.

(b) Except as set forth on Schedule 5.4(b), no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of the Company is required to consummate the transactions contemplated by this Agreement.

5.5 Financial Statements.

(a) Attached to Schedule 5.5(a)(i) are true, correct and complete copies of the following financial statements of the Company (collectively, the “Financial Statements”): (i) reviewed balance sheets, statements of income, stockholders’ equity, and cash flows as of and for the fiscal year ended December 31, 2012; (ii) audited balance sheets, statements of income, stockholders’ equity, and cash flows as of and for the fiscal year ended December 31, 2013; and (iii) unaudited balance sheets, statements of income, stockholders’ equity, and cash flows (the “Most Recent Financial Statements”) as of and for the eleven (11)-month period ended November 30, 2014 (the “Balance Sheet Date”). Except as set forth in Schedule 5.5(a)(ii), the Financial Statements are consistent with the books and records of the Company, have been prepared in accordance with GAAP consistently applied, and present fairly in all material respects the financial condition, results of operation, changes in equity and cash flow of the Company as of and for such dates and for such periods then ending; provided, however, that the Most Recent Financial Statements are subject to normal, recurring year-end adjustments and lack footnotes (none of which will be material individually or in the aggregate).

(b) Schedule 5.5(b)(i) provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the Balance Sheet Date. Except as set forth on Schedule 5.5(b)(ii), (A) all existing accounts receivable of the Company (including those accounts receivable reflected on the Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the Balance Sheet Date and have not yet been collected) represent valid obligations of the customers of the Company arising from bona fide transactions entered into in the ordinary course of business and (B) all such receivables and all notes receivable and other receivables are current and will be collectible in full according to their respective terms without any counterclaim or set off when due (and in no event will be collected later than 120 days after the Closing Date). Except as disclosed on Schedule 5.5(b)(iii), no Person has any Encumbrance on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.

(c) The Company maintains a system of accounting and internal controls and procedures sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements of the Company and to maintain accountability for the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the reporting of the Company’s assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences; (vi) accounts, notes and other receivables and inventory are recorded accurately, and properly and adequate procedures are implemented to effect the collection thereof on a current and timely basis; and (vii) material information regarding the operations of the Company and its financial condition is accumulated and communicated to the Company’s management, including its principal executive and financial officers.

(d) Except for Liabilities that (a) are disclosed on the balance sheet in the Most Recent Financial Statements, (b) are incurred in connection with the consummation of the transactions contemplated hereby, all of which are disclosed on Schedule 5.5(d), (c) were incurred after the Balance Sheet Date in the ordinary course of business and consistent with past practice (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract or warranty, tort, infringement or violation of Law) or (d) are set forth on Schedule 5.5(d), the Company does not have any Liabilities. The Company is not a guarantor or otherwise liable for any Liabilities of any other Person other than endorsements for collection in the ordinary course of business. The Company is not a party to, and had no commitment to become a party to, (i) any Contract associated with off-balance sheet financing, including any arrangement for the sale of receivables, (ii) any hedging, derivatives or similar Contract or arrangement or (iii) any Contract pursuant to which the Company is obligated to make any capital contribution or other investment in or loan to any Person.

5.6 Absence of Certain Changes. Except as set forth in Schedule 5.6, since July 1, 2014, (i) the Company has conducted its business only in the Ordinary Course of Business, and (ii) there has not been any event, change, circumstance or development (whether or not arising in the Ordinary Course of Business) which has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.7 Brokers. No investment banker, broker or finder, other than Houlihan Lokey, is entitled to receive any brokerage, finder’s or other payment, fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company or any of its officers, directors or employees or the Sellers.

5.8 Employee Benefit Matters.

(a) Set forth on Schedule 5.8(a)(i) is a true and complete list of each deferred compensation, executive compensation, incentive compensation, phantom units plan or other ownership appreciation rights plan, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, retirement plan, program, agreement or arrangement or fringe benefit arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Company for the benefit of any employee or terminated employee of the Company (collectively, the “Benefit Plans”). Set forth on Schedule 5.8(a)(ii) is a true and complete list of each ERISA Affiliate. No ERISA Affiliate currently has or has ever had any employees.

(b) The Company has delivered or made available to the Buyer, with respect to each Benefit Plan, correct and complete copies of the following: (i) the annual report (if required under ERISA) with respect to each such Benefit Plan for the last three (3) years (including all schedules and attachments); (ii) the summary plan description, together with each subsequent summary of material modification required under ERISA with respect to such Benefit Plan; (iii) each written plan document currently in effect for such Benefit Plan; (iv) for each Benefit Plan, all trust agreements, insurance contracts and similar instruments currently in effect with respect to each funded or insured Benefit Plan; (v) any coverage, nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Benefit Plan that is subject to coverage, nondiscrimination and/or top-heavy testing; (vi) all insurance policies currently in effect purchased by or to provide benefits under any Benefit Plan; (vii) investment management agreements, administrative services contracts or similar agreements currently in effect relating to the ongoing administration, investment or implementation of any Benefit Plan; and (viii) all material correspondence since January 1, 2011 with a Governmental Authority related to any correction or delinquent filing program, compliance check, audit or investigation or other administrative or judicial proceeding with respect to such Benefit Plan.

(c) Except as set forth on Schedule 5.8(c), with respect to each Benefit Plan, there are no funded benefit obligations for which payments or contributions have not been timely made when due (in amounts not in excess of the limits imposed by the terms of such Benefit Plan or applicable Law for the relevant period to which such payments or contributions relate) or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Financial Statements. The Company does not have any liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(d) Each Benefit Plan is and has been operated at all times in compliance with its governing instruments and all applicable Laws, including ERISA and the Code. Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified (or is based on a current prototype plan or volume submitter specimen which has received a favorable opinion letter) or the Company has requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law and each trust forming a part thereof is, and has been since its formation, exempt from tax pursuant to Section 501(a) of the Code. Nothing has occurred which could reasonably be expected to adversely affect the qualified status of such Benefit Plans or the exempt status of such trusts. All amendments required to maintain each such Benefit Plan’s compliance with applicable Law have been timely adopted and implemented, as applicable. No such Benefit Plan currently holds or within the past five (5) years has held securities of the Company or any ERISA Affiliate. No such Benefit Plan has ever been merged with or accepted Code Section 414(l) transfers from another employee pension benefit plan (within the meaning of Section 3(2) of ERISA) except as provided in Schedule 5.8(d).

(e) With respect to each Benefit Plan: (i) no Claim is pending, or to the Knowledge of the Company, threatened (other than routine claims for benefits arising in the ordinary course of administration); (ii) no non-exempt prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred which could result in liability to the Company or its officers and directors; (iii) all reporting responsibilities under ERISA have been met in all material respects; and (iv) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which could result in liability to the Company or its officers or directors.

(f) No Benefit Plan and no employee benefit plan maintained by the Company or an ERISA Affiliate, currently or within the past six (6) years, is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA), a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA), or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA, Section 302 of ERISA or Sections 412, 430 or 431 of the Code. No services are provided to the Company by any “leased employee,” as that term is defined under Section 414(n)(2) of the Code. All Persons classified by the Company as non-employees, including but not limited to independent contractors, consultants, or otherwise, do satisfy and have satisfied the requirements of law to be so classified.

(g) Except as disclosed on Schedule 5.8(g), there is no arrangement under any Benefit Plan with respect to any employee or other service provider or terminated employee or other service provider of the Company that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Company.

(h) Each Benefit Plan, to the extent applicable, is in compliance in all material respects with the continuation coverage requirements of Section 601 through 608 of ERISA, Section 4980B of the Code, the Americans with Disabilities Act of 1990, as amended, and the regulations thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations thereunder (including, but not limited to, 45 CFR Parts 142, 160, 162 and 164), the Women’s Health and Cancer Rights Act of 1998, the Mental Health Parity Act of 1996, the Patient Protection and Affordable Care Act of 2010, the Newborns’ and Mothers’ Health Protection Act of 1996 and the Family Medical Leave Act of 1993, as amended, and the regulations thereunder, as such requirements affect the Company and any ERISA Affiliate thereof and their respective employees. There are no outstanding, uncorrected violations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, with respect to any of the Benefit Plans, covered employees or qualified beneficiaries that would be reasonably likely to result in a material liability to the Company or any ERISA Affiliate thereof, or the Buyer.

(i) Except as disclosed on Schedule 5.8(i), the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other additional benefits or compensation from the Company; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual from the Company; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” from the Company within the meaning of Section 280G of the Code.

(j) Except to the extent required by Section 4980B of the Code or other similar applicable Law, the Company provides no health or welfare benefits to any former or retired employee or other service provider (or any spouse or former spouse or other dependent thereof) or is obligated to provide such benefits to any active employee or other service provider following such employee’s or other service provider’s retirement or other termination of employment or service except for certain benefit plans which provide for coverage to end at the end of the month in which termination occurs.

(k) Set forth on Schedule 5.8(k) is a list of each Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) and, except as provided in Schedule 5.8(k), each such Section 409A Plan, as to any compensation payable to any employee or other service provider or terminated employee or other service provider of the Company, is, and has at all times been in documentary and operational compliance with Section 409A of the Code.

(l) Benefits under each Benefit Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), with the exception of any flexible spending arrangements subject to Sections 125 and 105 of the Code, Health Reimbursement Arrangements or Health Savings Accounts are provided exclusively through insurance contracts or policies issued by an insurance company, health maintenance organization, or similar organization unrelated to the

Company, or any ERISA Affiliate, the premiums for which are paid directly by the Company or any ERISA Affiliate thereof, from its general assets or partly from its general assets and partly from contributions by its employees. No insurance policy or contract relating to any such Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(m) The Financial Statements fairly reflect the Company’s accrued liabilities under the Benefit Plans as of the dates set forth therein. Except for amounts in any unallocated forfeiture account, the account balances of all participants in the Retirement Plan are equal to the fair market value of the assets of such plan, and, except as set forth on Schedule 5.8(m), the assets of such plan can be liquidated without any charge or penalty other than the normal and reasonable administration fees associated with liquidation (which to the extent such fees exceed $25,000 in the aggregate any excess shall be borne by the Sellers).

(n) The Company has not undertaken to maintain any Benefit Plan for any fixed period of time and each such Benefit Plan is terminable at the sole discretion of the Company (as applicable) in accordance with the terms of such Benefit Plan. Except as set forth on Schedule 5.8(n), none of the Benefit Plans will be subject to any surrender fees, market value adjustment, deferred sales charges, commissions, or other fees or charges upon termination other than the normal and reasonable administrative fees associated with their amendment, transfer or termination.

(o) Neither the Company nor any ERISA Affiliate thereof sponsors, maintains or contributes to, or is obligated to contribute to, any material employment, severance or similar contract or arrangement (whether or not written) or any material plan, policy, fund, program or arrangement or contract, including multiemployer plan, retirement savings, superannuation, pension, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and any other employee benefit plan, agreement, program, policy or other arrangement that is maintained outside the jurisdiction of the United States or covers any “nonresident aliens” within the meaning of Section 4(b)(4) of ERISA.

5.9 Litigation. Except as set forth on Schedule 5.9, (a) there is no Claim or, to the Knowledge of the Company, investigation, pending before any Governmental Authority (or, to the Knowledge of the Company, being overtly threatened) against the Company, and (b) there is no judgment, decree or order against the Company.

5.10 Tax Matters.

(a) The Company has duly and timely filed all Tax Returns with respect to Taxes required to be filed on or before the Closing Date. All Tax Returns filed by or on behalf of the Company are true, complete and correct in all material respects. All Taxes owed by the Company (whether or not shown on any Tax Return) have been duly and timely paid. The Company has not extended or otherwise waived the benefit of any applicable statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency. No written claim has ever been made by a Taxing Authority in a jurisdiction where the Company does not currently file Tax Returns that the Company is or may be subject to taxation (including obligations to withhold amounts in respect of Tax) by that jurisdiction. Any charges, accruals and reserves with respect to Taxes that are set forth on the books of the Company are adequate and are at least equal to their liabilities for Taxes.

(b) Except as set forth on Schedule 5.10(b), the Company has withheld all required amounts in respect of Taxes from its employees, agents, contractors and nonresidents and, to the extent required, has remitted such amounts to the proper Governmental Authority. The Company has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party.

(c) There is no dispute or claim concerning any liability for Taxes of the Company either (i) claimed or raised by any Governmental Authority in writing, or (ii) as to which the Company has Knowledge. Schedule 5.10(c) hereto lists all federal, state, local and foreign income Tax Returns filed with respect to the Company for taxable periods ending within three (3) years of the date of this Agreement or for which the statute of limitations has not expired, and such Tax Returns have not been audited nor are such Tax Returns currently the subject of audit. The Company has delivered (or made available and in connection with the Closing will deliver) to the Buyer correct and complete copies of all federal, state, local and foreign income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company since the date of the formation of the Company.

(d) To the Knowledge of the Company, there is no audit or other proceeding presently pending or threatened with regard to any Tax Liability or Tax Return of the Company. To the Knowledge of the Company, no issue has been raised by any Taxing Authority with respect to Taxes of the Company in any prior examination that, by application of the same or similar principles, could reasonably be expected to result in assertion of a Tax underpayment for any other taxable period of the Company. There is not currently in effect any power of attorney authorizing any Person to act on behalf of the Company, or receive information relating to the Company, with respect to any Tax matter (other than authorizations to contact Tax Return preparers included in Tax Returns delivered to the Buyer on or prior to the Closing).

(e) No election has been made with respect to Taxes of the Company that has not been disclosed in writing to Buyer. No Tax ruling has been issued to the Company, and the Company has not applied for any Tax ruling.

(f) The Company has not participated in (i) a “reportable transaction” or “listed transaction” within the meaning of Section 1.6011-4(c) of the Treasury Regulations or (ii) any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule).

(g) No Seller is a “foreign person” within the meaning of Section 1445(b)(2) of the Code.

(h) There are no Liens with respect to Taxes on any assets of the Company.

(i) The Company is not a party to any Tax allocation or sharing agreement or similar Contract or arrangement other than Non-Tax Contracts. The Company is not (nor has it or any predecessor of it ever been) a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any combined, consolidated, unitary or similar group, and the Company does not have, nor has it ever had, a relationship to any other Person that would cause it to be liable for the Tax Liability of such other Person, including, without limitation, by reason of Contract, assumption, transferee liability, operation of Law, or Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any comparable provision of applicable Law), other than pursuant to Non-Tax Contracts.

(j) The Company has not made or agreed to make, and is not required to make, any change in method of accounting previously used by it in any Tax Return. The Company will not be required to include in a taxable period ending after the Closing Date taxable income attributable to income that economically accrued in a taxable period prior to the Closing Date but was not recognized in such prior taxable period (including, without limitation, as a result of a method of accounting used by the Company).

(k) Except as set forth on Schedule 5.10(k), no stockholder of the Company, including any Seller, holds shares of Stock that are nontransferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(l) Except as set forth no Schedule 5.10(l), the Company (i) has never been a party to any joint venture, partnership or other agreement or arrangement that was or is treated, or is required to be treated as a partnership for federal income Tax purposes and (ii) has never owned any interest in an entity that either was or is treated or required to be treated as an entity disregarded as separate from its owner for federal Tax purposes or is an entity as to which an election pursuant to Treasury Regulations Section 301.7701-3 has been made.

(m) Except for the Company’s 99% interest in the Former Subsidiary, neither the Company nor its Former Subsidiary has not had an interest in any subsidiary since its inception (and neither owns or holds, nor since its inception has owned or held, any direct or indirect equity or debt interest or any form of ownership interest in any Person). The Company is not a successor to nor was the Former Subsidiary a successor to any other Person by way of merger, liquidation, reorganization or similar transaction. At all times since its inception and through and including its dissolution on October 21, 2014, the Former Subsidiary had been treated as a partnership for federal and all applicable state income Tax purposes.

(n) The Company has at all times since February 1, 1996 been a validly electing “S corporation” within the meaning of Section 1361 and 1362 of the Code (or, as applicable, any comparable provision of state or local Law in jurisdictions where the Company conducts business or may be subject to income tax) and the Company will remain a validly electing S corporation up to and including the Closing Date.

(o) The Company does not have any “net unrealized built-in gain” within the meaning of Section 1374(d)(1) of the Code and has no potential for any Tax under Section 1374 of the Code (or, as applicable, any comparable provision of state or local Law in jurisdictions where the Company conducts business or may be subject to income tax).

5.11 Intellectual Property.

(a) Disclosure.

(i) Schedule 5.11(a)(i) sets forth a list of all United States and foreign issued patents, patent applications, trademark registrations, trademark applications, unregistered trademarks, domain names, copyright registrations, copyright applications, and software owned by the Company, specifying as to each item, as applicable: (A) the title; and (B) the issuance, registration or application number.

(ii) Schedule 5.11(a)(ii) sets forth a list of all Intellectual Property licenses and other agreements or permissions (“IP Licenses”) (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software with a license fee of $25,000 or less) under which the Company is a licensee or otherwise is authorized by a third party to use any Intellectual Property that is used in the business of the Company as currently conducted.

(b) Ownership.

(i) Except as set forth on Schedule 5.11(b), the Company owns, free and clear of all Liens other than Permitted Liens, all Intellectual Property identified on Schedule 5.11(a)(i) and all other Intellectual Property that is used in connection with the business of the Company as currently conducted (other than Intellectual Property that is the subject of IP Licenses). Except as set forth on Schedule 5.11(b), the Company has the exclusive right to sell, license, or assign the Intellectual Property that it owns. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant of any right or license with respect to any Intellectual Property owned by the Company to any third party pursuant to any Contract to which the Company is a party or by which the Intellectual Property of the Company is bound.

(ii) The Company does not use and has not used any open source software or any modification or derivative thereof (A) in a manner that would grant to any Person any rights to or immunities under any of the software identified on Schedule 5.11(a)(i) under the applicable open source license, or (B) under any license requiring the Company to disclose or distribute the source code to any of the software identified on Schedule 5.11(a)(i), to license the source code to any of such software for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of such software at no or minimal charge.

(c) Licenses. To the Knowledge of the Company, the Company has an enforceable license to use all Intellectual Property that is the subject of the IP Licenses and any other Intellectual Property licensed to the Company that is used in the business of the Company as currently conducted, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity. Except as set forth on Schedule 5.11(c), each IP License is in full force and effect and is enforceable against the Company and, to the Knowledge of the Company, there does not exist under any IP License any default or condition or event that, after notice or lapse of time or both, would constitute a material default on the part of the Company or, to the Company’s Knowledge, on the part of any other party to such IP License.

(d) Registrations. All registrations for copyrights, domain names, or trademarks and all issued patents that are owned or held by the Company are in force, and all applications filed by or on behalf of the Company to register any copyrights, patents and trademarks are active and pending without, to the Knowledge of the Company, challenge, interference or opposition.

(e) Claims. Except as set forth on Schedule 5.11(e):

(i) No Claim is pending or, to the Knowledge of the Company, threatened against the Company, and, to the Knowledge of the Company, there is no basis for any Claim that challenges the validity, enforceability, ownership, or right to use, sell, or license any Intellectual Property owned by the Company. In addition, no item of Intellectual Property owned by the Company is subject to any outstanding Order, stipulation, or settlement agreement restricting in any manner the use or the licensing thereof.

(ii) No Claim is pending or, to the Knowledge of the Company, threatened against the Company, and to the Knowledge of the Company, there is not a reasonable basis for any Claim, based upon Company’s material failure to comply with any IP License.

(iii) The business of the Company as currently conducted does not infringe upon or otherwise violate the Intellectual Property rights of a third party nor, to the Knowledge of the Company, has such a Claim been threatened nor is there any basis for any such Claim related to the business of the Company as currently conducted.

(iv) To the Knowledge of the Company, no third party is infringing upon or otherwise violating any Intellectual Property owned by the Company.

(f) The Company uses commercially reasonable efforts to protect the Company’s trade secrets and other confidential information owned or used by it in the conduct of its business. The Company has complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. Except as set forth on Schedule 5.11(f) all officers, employees, consultants and independent contractors of the Company have executed and delivered to the Company valid and binding agreements (copies of which have been provided to the Buyer) requiring each such Person to protect and preserve the confidentiality of such information and assigning to the Company all Intellectual Property rights arising from the services performed for the Company by such Person.

5.12 Real Property; Personal Property.

(a) The Company does not own and has never owned any real property.

(b) Schedule 5.12(b) lists all real property leased or subleased to the Company and all real property subleased by the Company to any third parties. With respect to each property listed on Schedule 5.12(b): (i) each lease or sublease is in full force and effect and is binding, and enforceable against the Company, and to the Knowledge of the Company, each of the other parties thereto, in accordance with their respective terms subject to (A) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity, (ii) the Company is not in material breach or default under any lease or sublease and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder, and (iii) the Company has not received written notice of any condemnation or eminent domain proceeding pending or threatened against such property or any part thereof.

(c) The Company currently owns or leases all personal property and Intellectual Property (and related systems) necessary to conduct its business and operations as they are currently being conducted. All material tangible personal property owned by the Company, or used by the Company in the operation of business, is in satisfactory operating condition, ordinary wear and tear excepted, and is adequate for the business currently conducted by the Company. With respect to the personal property and assets it leases, except as set forth on Schedule 5.12(c), the Company is in material compliance with such leases and holds a valid leasehold interest free of any Liens other than Permitted Liens.

5.13 Insurance. Set forth on Schedule 5.13 is a list of all policies of insurance (other than those that are Benefit Plans) to which the Company is a party, a named insured or otherwise the beneficiary of coverage. With respect to each such insurance policy: (a) the policy is in full force and effect by its terms, (b) the Company is not in material breach or default, (c) to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute a breach or default, or permit termination, modification or acceleration, under the policy, and (d) the Company has not received written notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general.

5.14 Contracts.

(a) Schedule 5.14(a) attached hereto contains a complete, current and correct list of all of the following types of Contracts to which the Company is a party or otherwise bound as of the date of this Agreement:

(i) any Contract that, in the Company’s reasonable belief, requires payments by or to the Company in excess of $50,000 in any calendar year;

(ii) any Contract with the Sellers or other Affiliate of the Company or any Seller;

(iii) any loan agreement, note, mortgage, security agreement, guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company;

(iv) any Contract (A) relating to any loan or advance by the Company to any Person which is outstanding as of the date of this Agreement or (B) obligation or committing the Company to make any such loans or advances;

(v) any power of attorney affecting the Company;

(vi) any partnership, joint venture, teaming agreement or arrangement or other cooperative undertaking;

(vii) any Contract involving restrictions on the Company’s geographical area of operations, the scope or type of business in which the Company may engage or the Company’s right to hire or solicit any Person as an employee, consultant or independent contractor;

(viii) any Contract with respect to which the requirements for performance extend beyond one (1) year from the date of this Agreement;

(ix) any Contract which provides for the acquisition, directly or indirectly (by merger or otherwise), of material assets (whether tangible or intangible) or the capital stock of another Person;

(x) any Contract which cannot be terminated without penalty or payment on less than 90 days’ notice;

(xi) any Contract which involves the sale, issuance or repurchase of any capital stock or securities of the Company or another Person;

(xii) any Contract which is not made in the ordinary course of business and which is to be performed at or after the date of this Agreement;

(xiii) any Contract containing a most favored nation or similar price-related provisions in favor of any customer or other counterparty; or

(xiv) any Contract obligating the Company to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party.

With respect to Sections 5.14(a)(ii), (vi), (vii), (ix), (xii), (xiii) and (xiv), the term “Contract” applies to Government Contracts.

(b) With respect to each Contract, (i) each Contract is legal, valid, binding, enforceable and in full force and effect against the Company and, to the Knowledge of the Company, each of the other parties thereto, in accordance with their respective terms subject to (A) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity and (ii) (A) the Company is not in material breach or default of, or repudiated, any provision of the Contract and (B) to the Knowledge of the Company, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the Contract.

5.15 Government Contracts and Regulatory Matters.

(a) Lists of Government Contracts and Government Bids.

(i) Schedule 5.15(a)(i) sets forth as of the date hereof a current, complete and accurate list of all Government Contracts the period of performance of which has not yet expired or terminated or for which final payment has not yet been received, and in each case there is a reasonable likelihood of payment or financial liability greater than $100,000 thereunder and for each: (i) the complete name of the other contracting party; (ii) the complete name of the Governmental Authority that is the customer (if different from the contracting party); (iii) for task orders and delivery orders, the name and number of the Government Contract (including any blanket purchase agreement) under which the task order or delivery order was issued; (iv) the date the Government Contract was awarded; (v) the scheduled end date of the Government Contract; (vi) the amount of funding obligated to the Government Contract as of November 30, 2014; and the (vi) the value of the Government Contract work not yet performed (collectively, the “Current Government

Contracts”). True, accurate and complete copies of all such Current Government Contracts have been made available to Buyer prior to the date hereof. Each Current Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the Company and, to the Knowledge of the Company, against the other parties thereto, in accordance with its terms.

(ii) Schedule 5.15(a)(ii) sets forth, by the applicable solicitation name, if any, and number, all outstanding Government Bids that may result in a contract with an actual or estimated value in excess of $50,000, and for each: (i) the complete name of the Governmental Authority to which the Government Bid was submitted; (ii) the complete name of the Governmental Authority that is the customer (if different from the contracting party); (iii) for Government Bids for task orders and delivery orders, the name and number of the Government Contract under which the Government Bid was submitted; (iv) the total price of the Government Bid; and (v) the anticipated award date. True, accurate and complete copies of all such outstanding Government Bids have been made available to Buyer prior to the date hereof.

(b) Representations and Warranties Regarding Government Contracts.

(i) With respect to each Government Contract and Government Bid, within the past six (6) years:

(1) The Company has complied in all material respects with all applicable terms and conditions of each Government Contract and each solicitation relating to a Government Contract Bid. To the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice or both, would result, in a condition of default or breach of a Government Contract by the Company.

(2) The Company has complied in all material respects with all applicable Laws pertaining to each Government Contract or Government Bid. To the Knowledge of the Company, no event has occurred which, with the passage of time or the giving of notice or both, would result, in any applicable Law by the Company.

(3) The Company has not submitted any inaccurate, untruthful or misleading information to a Governmental Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid.

(4) No Government Contract has been terminated for convenience or default.

(5) The Company has not received written and, to the Knowledge of the Company, oral notice of any Organizational Conflict of Interest as defined in FAR subpart 9.5 and/or any other applicable Laws.

(6) The Company has not received written and, to the Knowledge of the Company, oral notice from a Governmental Authority (including DCAA) questioning any of the Company’s charges, costs, or billing, recording, or estimating practices. The Company is not subject to any forward pricing rate agreements as described in FAR subpart 15.407-3 or FAR subpart 42.17. None of the Government Contracts has been subject to the Cost Accounting Standards.

(7) Neither the Company nor any of the Company’s Affiliates, directors, officers, employees, consultants or agents is or has been the subject of any suspension, debarment, show cause or request for information proceeding before any suspending and debarring official; or is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Authority or subject to civil or criminal investigation with respect to any alleged act or omission arising under or relating to any Government Contract or Government Bid; or has made any disclosure to any Governmental Authority pursuant to FAR 52.203-13, FAR 9.406-2(b)(1)(vi), FAR 9.407-2(a)(8), the Anti-Kickback Act, or the DoD Voluntary Disclosure Program.

(8) The Company possesses all Facility Security Clearances and the Company’s employees possess all Personnel Security Clearances required to perform the Current Government Contracts as being performed as of the Agreement Date and the Closing Date.

(ii) No Current Government Contract or outstanding Government Bid is currently the subject of any bid protest.

(iii) The Current Government Contracts constitute valid and binding obligations of the Company and, to the Knowledge of the Seller Parties, of the other party or parties thereto, and are fully enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and general principles of equity.

(iv) Schedule 5.15(b)(iv) sets forth all of the Company’s current contingent fee agreements relating to its Government sales and marketing efforts.

(v) To the Knowledge of the Company, there is no pending claim or reasonable basis to give rise to any claim against the Company for fraud or under the United States civil or criminal False Claims Acts or the Procurement Integrity Act.

(vi) No cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice is either currently in effect nor, to the Knowledge of the Seller Parties, is such action being proposed or threatened, with respect to any Government Contract.

(vii) There exist (i) no outstanding claims against the Company, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Bid, (ii) no delivery or performance problems with respect to any Government Contract, (iii) no disputes between the Company and any Governmental Authority or between the Company and any prime contractor, subcontractor, vendor, or other Person where the ultimate contracting party is a Governmental Authority, arising under or relating to any Government Contract or Government Bid.

(viii) The Company has delivered or made available to the Buyer copies of all written negative past performance evaluations, comments or reviews within the Company’s possession by any Governmental Authority or any other Person in connection with any Government Contract in the last three (3) years.

(ix) The Company does not have any information (x) that any option with respect to a Current Government Contract will not be exercised, (y) that any Current Government Contract will be terminated, cancelled, or will otherwise come to an end prior to the end of its stated term (including all option periods) or (z) that the funded ceiling with respect to the FCC Contract will not be increased consistent with the continued performance of such contract at its current level through September 21, 2017. However, the foregoing representations do not in any way constitute a guarantee that such options for Current Government Contracts shall be exercised, that such Current Government Contracts will not come to an end prior to the end of its stated term, including option periods, or that the funded ceiling of the FCC Contract will be increased consistent with the continued performance of such contract at its current level through September 21, 2017.

(x) In each case in which the Company has delivered or otherwise provided technical data, computer software and computer software documentation (as those terms are defined under the FAR and its supplemental regulations) under or in connection with the Government Contracts, such data, computer software and computer software documentation have been properly identified and sufficiently marked and otherwise protected so that no more than the minimum rights or licenses required under applicable FAR clauses (including clauses set forth in agency acquisitions relations supplementing the FAR and agency regulations, if any, have been conveyed. All disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions developed, conceived or first actually reduced to practice under Government Contracts have been timely and effectively made and provided.

(xi) The Company has not entered into a Current Government Contract with any Governmental Authority that was awarded to the Company pursuant to a procurement that was restricted to offerors or bidders qualified, under Small Business Administration (“SBA”) regulations, as a “small business” or other preferential status. The Company is not claiming eligibility as a small business or other special status under any SBA program with respect to any outstanding Government Bid.

5.16 Personnel.

(a) Schedule 5.16(a)(i) contains a complete and correct list of all employees of the Company (the “Company Employees”), their respective titles as of the date hereof, the 2013 and 2014 compensation paid or payable to each such employee as of November 30, 2014 (including both bonuses and the Company’s profit sharing contributions to the Retirement Plan paid through such date and to be paid with respect to the year ending December 31, 2014), the date and amount of each such employee’s most recent salary increase, all separate bonuses, if any, being paid in connection with the transaction, the date of employment of each such employee and the accrued vacation time and sick leave or other paid time off of each such employee. Except as set forth on Schedule 5.16(a)(ii), (i) the terms of employment or engagement of all directors, officers, Company Employees, agents, consultants and professional advisers of the Company are such that their employment or engagement may be terminated at will with notice given at any time and without liability for payment of compensation or damages, (ii) the Company has paid in full to all Company Employees all wages, salaries, commissions, bonuses and other compensation due to such employees (including, without limitation, all bonuses payable for fiscal year 2014) except as may be owed under the Company’s usual payroll schedule and there are no severance payments which are or could become payable by the Company to any such Person under the terms of any oral or written agreement or commitment or any Law, custom, trade or practice, (iii) to the Knowledge of the

Company, no executive officer or material number of management level or senior technical employees of the Company have any plans to terminate his, her or their employment or relationship with the Company, and (iv) to the Knowledge of the Company, there are no agreements between any Company Employee and any other Person which would restrict, in any manner, such Company Employee’s ability to perform services for the Company or the Buyer or the right of such Company Employee to compete with any Person or sell to or purchase from any Person.

(b) The Company has complied in all material respects with all applicable Laws which relate to employment or labor, including those concerning wages, hours, occupational safety and health, work authorization, equal employment opportunity, immigration, unemployment compensation and worker’s compensation and has not engaged in any unfair labor practice. Except as set forth on Schedule 5.16(b)(i), the Company has not paid any compensation, damages, Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing. To the extent applicable, the Company is and has been in compliance with its obligations under the Worker Adjustment and Retraining Notification Act and similar Laws, and all other notification and bargaining obligations arising under any applicable agreement or statute. Except as set forth on Schedule 5.16(b)(ii), the Company has complied in all material respects with the payment and withholding of income, FICA, FUTA and similar taxes, and all applicable reporting requirements thereto, and the classification of employees as exempt or non-exempt under the Fair Labor Standards Act and similar state laws and of workers as employees or independent contractors. The Company is not, nor ever was, a party to or otherwise bound by any labor or collective bargaining agreement. No employee of the Company is or has ever been represented by any labor union or covered by any collective bargaining agreement while employed by the Company and, to the Knowledge of the Company, no informal or formal efforts or campaign to establish such representation is in progress. With respect to the Company, there is no pending or, to the Knowledge of the Company, threatened (i) strike, slowdown, picketing, work stoppage or employee grievance process, (ii) material charge, grievance proceeding or other claim against or affecting the Company relating to the alleged violation of any law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority, (iii) employee or union organizational activity or other labor or employment dispute against or affecting the Company, or (iv) application for certification of a collective bargaining agent.

(c) No third party has claimed or, to the Knowledge of the Company, has reason to claim that any Person employed by or providing consulting services to the Company (i) has materially violated or may be materially violating any of the terms or conditions of his or her employment, consulting, non-competition, non-solicitation or non-disclosure agreement with such third party, (ii) has or may have improperly disclosed or utilized any trade secret or proprietary information or documentation of such third party, or (iii) has improperly interfered or may be interfering in the employment relationship between such third party and any of its present or former employees. To the Knowledge of the Company, no Person employed by or otherwise providing products or services to the Company has employed or has proposed to employ any trade secret or any information or documentation proprietary to any former employer or violated any confidential relationship which such Person may have had with any third party, in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of the Company.

(d) Schedule 5.16(d) lists all the Company Employees who are currently on leave relating to work-related injuries and/or receiving disability benefits under any Benefit Plan. Schedule 5.16(d) also lists all Company Employees who are currently on a leave of absence (whether paid or unpaid), the reasons for the leave of absence, the expected return date, and whether reinstatement of each Company Employee on a leave of absence is guaranteed by contract or applicable Laws (including, without limitation, the Family and Medical Leave Act).

5.17 Environmental Matters. The Company (a) except in compliance with applicable Law, has not engaged in or permitted any operation or activity at or upon, or any use or occupancy of, any real property owned or utilized of the Company for the purposes of or in any way involving the handling, use, treatment, disposal, dumping or storage of any Hazardous Materials on, under, in or about any real property, or transported any Hazardous Materials to, from or across any real property, (b) is, and at all times has been in compliance, in all material respects, with any and all applicable Environmental Laws, (c) has received and is, and at all times has been, in compliance in all material respects with all permits, licenses or other approvals required under applicable Environmental Laws for the conduct of its business, and (d) has not received written notice of any actual or potential liability involving the handling, use, storage, transportation, disposal or release of Hazardous Materials. The Company has provided to the Buyer copies of all documents, records, and information available to the Company concerning any environmental or health and safety matter relevant to the Company, whether generated by the Company or others, including, without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control plans, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any Governmental Authority.

5.18 Bank Accounts. Schedule 5.18 lists the names and locations of all banks and other financial institutions with which the Company maintains a deposit account (or at which an account is maintained to which the Company has access as to which deposits are made on behalf of the Company), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by the Company.

5.19 Suppliers and Customers. Schedule 5.19 lists the ten (10) largest customers (based on revenue received by the Company) and the ten (10) largest suppliers (based on payments made by the Company) for each of the most recently completed fiscal year and the current fiscal year-to-date as of November 30, 2014. To the Knowledge of the Company, since the fiscal year ended December 31, 2013, there has not been any adverse changes in the relationships of the Company with any of such customers. No customer listed on Schedule 5.19 has notified the Company in writing or, to the Knowledge of the Company, orally, that it shall stop or materially decrease the rate of buying products and services from the Company and no supplier listed on Schedule 5.19 has notified the Company in writing, or, to the Knowledge of the Company, orally, that it shall stop or materially decrease the rate of supplying materials, products or services to the Company. Solely for purposes of the second sentence of this Section 5.19, the term “Knowledge” shall mean the knowledge of (i) J.D. Murphy, (ii) Lawrence Fitzpatrick, (iii) Chris Mills, (iv) Ruben Marchiani, (v) Gavin Martin, (vi) Filippo Morelli and (vii) Kathy Voorhees, including such knowledge as would reasonably be expected to be discovered by any of the foregoing Persons in the ordinary course of performing their respective responsibilities.

5.20 Compliance with Laws, Permits.

(a) The Company has complied in all material respects at all times and is in compliance in all material respects with all Laws and other requirements and policies applicable to the Company and imposed by any Governmental Authority. The Company has not received any written notice alleging any noncompliance with such Laws, internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with Law. Neither the Company, nor any of the employees, partners, principals, agents or assignees of the Company have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-1, -2, or any equivalent foreign Law or otherwise paid or made any bribe, illegal rebate, payoff, influence payment, kickback or other unlawful payment. The Company has not received any written allegations from employees, consultants or independent contractors with respect to any alleged act or omission arising under or relating to any noncompliance with Law, and has not conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with Law.

(b) The Company has all material permits, licenses, registrations and any similar material authority (collectively “Permits”) necessary for the conduct of its business as now being conducted, all of which are set forth on Schedule 5.20(b). The Company has not received written notice of (a) any pending proceedings which could reasonably be expected to result in the revocation, cancellation, suspension or (b) any materially adverse modification of any such Permits or any material default under any of such Permits.

5.21 No Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any Person.

5.22 Disclosure. To the Knowledge of the Sellers, no representation or warranty by the Company or any Seller contained in this Agreement, and no representation, warranty or statement contained in any list, certificate, schedule or other instrument, document, agreement or writing furnished or to be furnished to, or made with, the Buyer pursuant hereto, contains any untrue statement of a material fact or omits to state, when read in conjunction with all of the information contained in this Agreement, the Disclosure Schedules and any other document or instrument in connection with the transactions contemplated hereby, any material fact necessary to make any statement herein or therein, in light of the circumstance in which they were made, not misleading.

5.23 No Additional Representations. Except for the representations and warranties contained in Article 4 and this Article 5 (in each case as modified by the Disclosure Schedules), neither the Sellers, the Company nor any other Person has made or shall be deemed to have made any representation or warranty to the Buyer, express or implied, at law or in equity, with respect to the Company or the business of the Company, including any representations and warranties as to the accuracy or completeness of any future sales, revenue, profitability or success of the business of the Company, or any representations or warranties arising from statute or otherwise in law, from a course of dealing or a usage of trade. All other representations and warranties are expressly disclaimed by the Sellers and the Company.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

The Buyer represents and warrants to the Sellers as follows:

6.1 Organization. The Buyer is a duly organized and validly existing corporation in good standing under the Laws of Virginia with all corporate power and authority to own or lease all of its properties and assets and to conduct its business as presently conducted.

6.2 Actions and Authority; Enforceability. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Transaction Document to which the Buyer is a party by the Buyer and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement and each Transaction Document to which the Buyer is a party or to consummate such transactions. This Agreement and each Transaction Document to which it is a party has been duly and validly executed and delivered by the Buyer and, assuming such agreements constitute the legal, valid and binding obligations of the Sellers and the Company, constitute the legal, valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general application affecting the rights and remedies of creditors and (B) general principles of equity.

6.3 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by the Buyer, nor the consummation of the transactions contemplated hereby, will: (i) violate any injunction, judgment, order, decree, ruling, charge or other restriction, or law, statute, rule or regulation of any Governmental Authority to which the Buyer is subject, (ii) violate any provision of the charter or bylaws of the Buyer, (iii) materially violate or constitute a material default under, result in the termination of, accelerate performance required by any of the terms, conditions or provisions of any material note, mortgage, deed of trust, lease or agreement of the Buyer or (iv) result in the creation of any Lien on the material assets or properties of the Buyer, except in the cases of clauses (iii) and (iv) where such violation, default or creation would not be reasonably expected to have a material adverse effect on the Buyer’s ability to consummate the transactions herein.

(b) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority on the part of the Buyer is required to consummate the transactions contemplated by this Agreement.

6.4 Brokers. No investment banker, agent, broker, Person or firm acting on behalf of the Buyer or its stockholders is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

6.5 Investment Intent. The Buyer is acquiring the Shares for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act and the rules and regulations issued pursuant thereto.

6.6 Actions and Proceedings. There is no Claim (whether civil, criminal, administrative, investigative, or informal) pending or, to the Knowledge of the Buyer, threatened, against or relating to the Buyer that could reasonably cause a material adverse effect on the Buyer’s ability to perform its obligations hereunder, or the ability of the parties hereto to consummate the transactions contemplated hereby, or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby. The Buyer is not subject to any outstanding Order of any legal or administrative body or arbitrator that could reasonably cause a material adverse effect on the Buyer’s ability to perform its obligations hereunder. To the Knowledge of the Buyer, there are no audits, investigations or inquiries by any Governmental Authority pending, threatened or contemplated to which the Buyer is a party or of which any of its property is the subject that could reasonably cause a material adverse effect on the Buyer’s ability to perform its obligations hereunder.

6.7 Financial Capability. As of the Agreement Date, the Buyer has sufficient cash available to it to consummate the transactions contemplated by this Agreement. As of the Closing Date, in the absence of a Force Majeure Event, the Buyer shall have sufficient cash available to it to consummate the transactions contemplated by this Agreement.

6.8 No Foreign Control. The Buyer is not a “foreign person” and no aspect of the Buyer’s organization, structure, ownership, financing, operation or otherwise is capable of causing the transactions contemplated by this Agreement to be deemed a “covered transaction” as that term is defined in the Foreign Investment and National Security Act of 2007, as amended, or will trigger a “Foreign Ownership, Control or Influence” issue under the National Industrial Security Program Operating Manual. For purposes of the foregoing, a “foreign person” is any foreign national, foreign government, foreign entity, or any entity over which control is exercised or exercisable by a foreign national, foreign government, or foreign entity.

6.9 No Other Representations or Warranties. The Buyer hereby acknowledges and agrees that (a) except for the representations and warranties set forth in Article 4 and Article 5 (in each case, as modified by the Disclosure Schedules), (i) neither the Sellers, the Company nor any other Person has made or shall be deemed to have made any other express or implied representation or warranty with respect to the Company or the business of the Company, including with respect to any information provided or made available to the Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and (ii) neither the Sellers, the Company nor any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to the Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to the Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by the Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by the Sellers or the Company, or any of their respective stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Buyer or any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the transactions contemplated by this Agreement and (b) except for the representations and warranties set forth in Article 4 and Article 5 of this Agreement (in each case as modified by the Disclosure Schedules), neither the Sellers, the Company nor any other Person has made or is making any other express or implied representation or warranty with respect to the Company or the business of the Company, including with respect to any information provided or made available, whether before or after the date of this Agreement, to the Buyer, any of its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect to estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE 7

COVENANTS OF THE PARTIES

7.1 Reasonable Efforts. Subject to the terms and conditions herein provided for, each of the parties hereto shall use reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, the Sellers, the Company and the Buyer shall cooperate with one another (i) in promptly determining whether any filings are required to be or should be made, or any consents, approvals, permits or authorizations are required to be or should be obtained under any applicable Law or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the business of the Company in connection with the consummation of the transactions contemplated by this Agreement, and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, the parties to this Agreement (or as applicable, their officers and directors) shall take all such necessary action as may be reasonable in the context thereof.

7.2 Public Announcements. No party shall, without the prior written approval of the other, issue any press release or otherwise make any public statement with respect to this Agreement or the sale of the Company or the Shares, except as may be required by Law or the rules or regulations of any United States securities exchange. Without limiting the foregoing, the Buyer and the Sellers shall consult with each other with respect to issuing any press release or otherwise making any public statements with respect to this Agreement or the sale of the Company or the Shares, except as may be required by applicable Law or the rules or regulations of any United States securities exchange.

7.3 Employees. Employees of the Company as of the Closing Date who continue employment with the Company on and after the Closing (“Continuing Employees”) shall, through the period ending December 31, 2015, receive at least the same rate of wages or salary in effect immediately prior to the Closing and be eligible for a bonus opportunity similar to that offered to similarly situated employees of Buyer or its Affiliates, and (with the exception of the Retirement Plan that is being terminated pursuant to Section 7.8) either participate in the same employee benefit plan or plans of the Company following the Closing as they did immediately prior to the Closing or be eligible to participate in the employee benefit plan or plans of the Buyer or its Affiliates of the same type as provided by the Company immediately prior to the Closing that are offered to similarly situated employees of Buyer or its Affiliates. Following the Closing, service prior to the Closing with the Company and its Affiliates shall be credited to Continuing Employees for purposes of eligibility and vesting under the Buyer’s plans, including, with respect to eligibility for matching contributions under Buyer’s 401(k) plan. The parties hereto acknowledge and agree that the provisions contained in this Section 7.3 are included for the sole benefit of the parties hereto, and that nothing in this Section 7.3, (i) shall be treated as an amendment or other modification of any employee benefit plan, agreement or other arrangement, (ii) shall limit the right of the Buyer or the Company to amend, terminate or otherwise modify any employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall create any third party beneficiary or other right in any other Person, including, without limitation, any current or former employee of the Company, or any participant in any employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof).

7.4 Post-Closing Representation. The parties hereto acknowledge and agree that Venable LLP has acted as special counsel to the Company in connection with the transactions contemplated hereby. The Buyer, on its and the Company’s behalf, expressly and knowingly consents to Venable LLP representing the Sellers in any matter after the Closing that is or may be adverse to the Buyer or the Company, including any matter arising out of this Agreement or any ancillary agreement. This consent constitutes an advance waiver of any conflict of interest claim against Venable LLP as a result of such firm representing the Company in connection with the transactions contemplated hereby. In addition, the Buyer, on behalf of itself and the Company, expressly and knowingly (a) acknowledges and agrees that all communications between Venable LLP and the officers, directors, stockholders and employees of the Company in connection with the transactions contemplated hereby are subject to the sole and absolute control of the Sellers, (b) waives any and all rights to obtain or otherwise control the disclosure of such communications and (c) covenants and agrees not to assert any rights whatsoever with respect to such communications. The parties further agree that notwithstanding any Law to the contrary, all confidential communications between Venable LLP and the Company, or its respective equity holders, officers, directors or managers that occurred in the context of Venable LLP’s representation of the Company prior to the Closing relating to transactions contemplated by this Agreement will, at the discretion of the Sellers, remain privileged after the Closing and such privilege shall belong to the Sellers and not the Company.

7.5 Tax Matters. The following provisions shall govern the allocation of responsibility among the parties hereto for certain Tax matters after the Closing Date:

(a) Tax Periods Ending on or Before the Closing Date. The Sellers, at their own cost and expense, shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company for taxable periods ending on or before the Closing Date which have not been filed prior to the Closing Date. Such Tax Returns shall be prepared consistent with past practice, to the extent such past practice is in accordance with applicable Laws. The Sellers shall permit the Buyer to review and comment on each such Tax Return at least fifteen (15) days prior to filing, shall take into consideration such comments in good faith, shall make such revisions as are reasonably requested by the Buyer and all such Tax Returns shall be subject to Buyer’s approval (such approval not to be unreasonably withheld, delayed or conditioned). The Sellers shall be responsible for all Taxes of the Company for all taxable periods ending on or before the Closing Date to the extent such Taxes have not already been paid (including payments made by the Company or the Sellers prior to the Closing), except to the extent reflected in Final Net Working Capital as finally determined pursuant to Section 2.3. Notwithstanding the foregoing, the Sellers shall be permitted, at their own expense, to amend the Company’s federal income Tax Return for the 2012 fiscal year solely to enable the Company to report available research and development tax credits provided for under Section 41 of the Code and, in furtherance of the foregoing, the Buyer shall reasonably cooperate (at Seller’s expense) as necessary for the Sellers’ preparation and filing of such amended Tax Return, which cooperation shall include, without limitation, the signing of such amended Tax Return. Sellers shall provide a copy of such Tax Returns to Buyer at least fifteen (15) days prior to filing and such amended Tax Returns shall not reflect a position that does not have at least a more likely than not probability of success.

(b) Tax Periods Beginning Before and Ending After the Closing Date. The Buyer, at its own cost and expense, shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company for taxable periods beginning before the Closing Date and ending after the Closing Date (“Straddle Periods”). Such Tax Returns shall be prepared consistent with past practice, to the extent such past practice is in accordance with applicable Laws. The Buyer shall permit the Sellers to review and comment on each such Tax Return at least fifteen (15) days prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Sellers. The Sellers shall be responsible for all Indemnified Taxes, including Taxes of the Company which relate to the portion of any Straddle Periods ending on the Closing Date (as determined pursuant to Section 7.5(c) hereof) to the extent such Taxes have not already been paid (including payments made by the Company prior to the Closing), except to the extent reflected in Final Net Working Capital as finally determined pursuant to Section 2.3. The Sellers shall pay to (or as directed by) the Buyer any such amount of Taxes no later than five (5) Business Days prior to the date such Taxes are due.

(c) Apportionment of Straddle Period Taxes. In the case of any Taxes that are payable with respect to a Straddle Period, the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or measured by income, receipts or transactions, be deemed to be the amount of such Tax for the entire Straddle Period, multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (y) in the case of any Tax based upon or measured by income, receipts or transactions, be deemed equal to the amount which would be payable if the Straddle Period ended on the Closing Date. Any credits relating to a Straddle Period shall be apportioned between the Buyer and the Sellers using the same formulas as used to determine the Tax liability of the Buyer and the Sellers with respect to such Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company, to the extent permitted under applicable Laws.

(d) Tax Refunds. Any Tax refunds that are received by the Company, and any amounts credited against Taxes to which the Company becomes entitled, that relate to any Pre-Closing Taxable Periods of the Company (and would be Indemnified Taxes if due and payable) shall be for the account of the Sellers, and the Company shall pay over to the Sellers any such refund actually received or the amount of any such credit actually realized within ten (10) days after receipt thereof or entitlement thereto (less any reasonable costs incurred by the Company in connection therewith). In addition, to the extent that a claim for refund or a proceeding results in an actual payment or credit against Tax by a Governmental Authority to the Company of any amount reflected as a liability for Taxes in Final Net Working Capital as finally determined pursuant to Section 2.3, the Company shall pay such amount to the Sellers within ten (10) days after actual receipt or entitlement thereto (less any reasonable costs incurred by the Company in connection therewith).

(e) Cooperation. The Buyer, the Company and the Sellers shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with (i) the filing of Tax Returns pursuant to this Section 7.5 and (ii) any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer, the Company and the Sellers will (A) retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by a relevant party, any extensions thereof) of the respective Tax periods, and abide by all record retention agreements entered into with any Governmental Authority, and (B) with respect to any Tax periods ending on or before the Closing Date, give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other parties so request, the Buyer, the Company or the Sellers, as the case may be, shall allow the requesting party to take possession of such books and records. The Buyer, the Company and the Sellers will, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(f) 338(h)(10) Election.

(i) The Buyer and the Sellers hereby agree that, no later than thirty (30) days following the Closing Date, each of the Buyer and the Sellers will cooperate to make a timely election under Section 338(h)(10) of the Code (and any corresponding election under state and local Tax Laws, as applicable) (collectively, a “Section 338(h)(10) Election”) with respect to the sale of the Shares hereunder and will take all commercially reasonable actions to ensure that such election is valid.

(ii) The Buyer shall be responsible for the preparation and filing of all Section 338 Forms (as defined below) in accordance with applicable Tax Laws and the terms of this Agreement. The Sellers shall provide the Buyer with such information as the Buyer reasonably requests in order to prepare the Section 338 Forms within fifteen (15) days after the Buyer’s request for such information. The Buyer and the Sellers shall, as promptly as practicable following the Closing Date, take all actions necessary and appropriate to effect and preserve the Section 338(h)(10) Election. The Sellers and the Buyer agree, except as otherwise required by Law, (i) to file all Tax Returns that are affected by the Section 338(h)(10) Election in accordance with the Section 338(h)(10) Election, and (ii) not to take any position before any taxing authority that is inconsistent with the Section 338(h)(10) Election.

(iii) The Sellers’ Representative shall determine the amount of the “aggregate deemed sales price” (as defined in Treasury Regulations Section 1.338-4) and prepare and provide to the Buyer within ninety (90) days after the Closing Date an allocation of such amount among the assets of the Company (the “Allocation”) in a manner consistent with Section 338 of the Code and the Treasury Regulations thereunder and Exhibit D attached hereto. The Allocation shall be binding upon the Buyer and the Sellers unless the Buyer shall, within thirty (30) days of delivery of the Allocation to the Buyer, provide to the Sellers’ Representative written notice of its objection to the Allocation and the reasons therefor, in which event the Sellers and the Buyer shall endeavor in good faith to agree upon an Allocation. If the parties cannot resolve such objection, the item in question shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be borne equally by the Sellers, on the one hand, and the Buyer, on the other hand. The Sellers and the Buyer agree, except as otherwise required by Law, (i) to file all Tax Returns that are affected by a Section 338(h)(10) Election in accordance with the Allocation, as finally agreed upon by the Sellers and the Buyer, and (ii) not to take any position before any taxing authority that is inconsistent with such Allocation. The parties hereto further agree that for all income Tax purposes, they shall allocate, to the greatest extent allowed by Law, (A) the cash portion of the Purchase Price (including, without limitation, any cash deemed received by the Sellers pursuant to any actual or deemed assumption of liabilities by the Buyer) to the assets of the Company that do not qualify for installment sale reporting pursuant to Section 453 of the Code, and (B) the Escrow portion of the Purchase Price to the assets of the Company that qualify for installment sale reporting pursuant to Section 453 of the Code.

(iv) “Section 338 Forms” means all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local Tax authority in connection with a Section 338(h)(10) Election. Section 338 Forms shall include any “statement of Section 338 election” and IRS Form 8023 (together with any Schedules or attachments thereto) that are required pursuant to Treasury Regulations Section 1.338-2 or any successor provisions.

(v) The Sellers shall include any income, gain, loss, deduction or other tax item resulting from the Section 338(h)(10) Election on its Tax Returns to the extent required by applicable Law.

(g) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement (including any transfer or similar Tax imposed by any Governmental Authority) shall be paid one-half by the Buyer and one-half by the Sellers when due, and any party hereto that is required to file Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees shall do so as and when required. The costs and expenses of any such filings shall be paid one-half by the Buyer and one-half by the Sellers.

(h) Tax Returns. Notwithstanding anything to the contrary in this Agreement, except to the extent required by applicable Law, the Buyer shall not, and shall not permit any of its Affiliates to, (i) amend any Tax Return of the Company for any Tax period ending on or prior to the Closing Date without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, delayed or conditioned.

7.6 Sellers’ Representative. Each Seller hereby designates J.D. Murphy (or such Person subsequently designated by J.D. Murphy in writing) as the “Sellers’ Representative” to execute any and all instruments or other documents on behalf of such Seller, and to do any and all other acts or things on behalf of such Seller, which the Sellers’ Representative acting in good faith may deem necessary or advisable, or which may be required pursuant to this Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder prior to, at or following the Closing, including, but not limited to, the exercise of the power to: (i) act for each Seller with respect to any adjustment to the Purchase Price, (ii) give and receive notices and communications to or from the Buyer relating to this Agreement or any of the transactions and other matters contemplated hereby, (iii) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand arbitration or litigation of, and comply with orders of arbitrators or courts with respect to, (A) indemnification or Purchase Price adjustment-related Claims by the Buyer or any other Buyer Indemnitee pursuant to Section 2.3 and/or Article 9, (B) any dispute between any Buyer Indemnitee and any such Seller, in each case relating to this Agreement, and (iv) take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing. The Sellers’ Representative shall have authority and power to act on behalf of each Seller with respect to the disposition, settlement or other handling of all claims under this Agreement and all rights or obligations arising under this Agreement. The Sellers shall be bound by all actions taken and documents executed by the Sellers’ Representative in connection with this Agreement or otherwise pursuant to this Section 7.6, and the Buyer and the other Buyer Indemnitees shall be entitled to rely solely and entirely on any action or decision of the Sellers’ Representative as the action or decision of such Seller. The Sellers’ Representative shall receive no compensation for its services. Notices or communications to or from the Sellers’ Representative shall constitute notice to or from each Seller. Any obligation of Buyer to make or deliver payments to the Sellers under this Agreement shall be deemed satisfied, in its entirety, upon delivery of such payment to Sellers’ Representative and, upon receipt thereof, Sellers’ Representative shall be solely liable for delivery thereof to the Sellers pursuant to the terms of this Agreement.

7.7 Release of Escrow. Within five (5) Business Days following the eighteen (18)-month anniversary of the Closing Date, the Buyer and the Sellers’ Representative shall instruct the Escrow Agent to release to the Sellers the remaining balance, if any, of the Escrow; provided, however, that if, prior to the close of business on the eighteen (18)-month anniversary of the Closing Date, the Sellers’ Representative shall have been notified in writing by the Buyer or a Buyer Indemnitee, as applicable, of a claim for payment in accordance with Section 2.3 or a claim for indemnification in accordance with Article 9 and such claim shall not have been withdrawn by the Buyer or such Buyer Indemnitee, then that portion of the Escrow necessary to satisfy such claim shall not be released until such claim is finally resolved or disposed of in accordance with the terms hereof.

7.8 Termination of Retirement Plan. The Board of Directors (or similar governing body) of the Company and any ERISA Affiliate, as appropriate, shall prior to the Closing have adopted resolutions to terminate the Computech, Inc. Retirement Plan (the “Retirement Plan”) effective as of the Business Day immediately preceding the Closing Date. The Company shall prior to the Closing provide Buyer with evidence that resolutions to terminate such Retirement Plan (effective as of the Business Day immediately preceding the Closing Date) have been adopted by the Board of Directors (or similar governing body) of the Company or such ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review and approval of Buyer. In the event that termination of the Retirement Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees payable by the Plan, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to the Buyer no later than three (3) calendar days prior to the Closing Date and such expenses shall be accrued as a current liability on the Closing Balance Sheet. In connection with the termination of the Retirement Plan, the parties shall comply with the Retirement Side Letter attached as Exhibit E.

7.9 Additional Audited Financial Statements. Promptly after the Closing, the Buyer may have the Company’s Financial Statements for the year ended December 31, 2012 and/or the year ended December 31, 2014 audited at Buyer’s sole cost and expense. The Sellers shall cooperate fully, as and to the extent reasonably requested by Buyer in connection with such audit and subsequent securities law filings, if any. Such cooperation shall include providing reasonable and customary management representations and related consents as may be requested by Buyer or its auditors and the provision of any records and information as may be reasonably requested in the future.

7.10 Conduct of Business by Company Pending the Sale. Except as otherwise expressly contemplated by this Agreement or agreed to by Buyer in writing (such agreement not to be unreasonably withheld, conditioned or delayed), from the date hereof until the Closing (or earlier termination of this Agreement):

(a) the Company shall: (i) conduct its business in the ordinary and usual course of business and consistent with past practice; and (ii) use commercially reasonable efforts to preserve intact its business organizations and goodwill, including business relationships with customers, suppliers, employees and subcontractors;

(b) the Company shall not, without the written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed) take any action set forth on Schedule 7.10, take any action or fail to take any action that would cause a breach of any of the representations and warranties set forth in Articles 4 and 5 or require any changes to any of the Disclosure Schedules; and

(c) the Company shall not make, revoke or change any financial accounting or Tax election, adopt or change any accounting method, file any amendment to a Tax Return or any claim for refund or credit of Taxes or file any Tax Return that is being filed late, enter into any closing agreement, settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, file any Tax Return other than consistent with past practice, file any income Tax Return or other material Tax Return, request or enter into any ruling or agreement with a Governmental Body with respect to Taxes or otherwise enter into a Contract with respect to Taxes.

7.11 No Solicitation.

(a) Neither the Sellers nor the Company (or their advisors) shall, directly or indirectly:

(i) solicit, initiate, encourage, induce or facilitate the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a proposal for any merger, consolidation, recapitalization, reorganization, share exchange, stock purchase, business combination, liquidation, dissolution or similar transaction involving the Company and a third party, or any acquisition by a third party of the capital stock or any business or assets of the Company, or any combination of the foregoing, in a single transaction or a series of related transactions (in each case, except as contemplated by this Agreement as it relates to the Buyer’s acquisition of the Shares, an “Acquisition Proposal”);

(ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or indication of interest that could reasonably be expected to lead to an Acquisition Proposal (for the avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or the Sellers from making such person aware of the restrictions in this Section 7.11 in response to the receipt of an Acquisition Proposal);

(iii) execute or enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal; or

(iv) take any action in connection with or in furtherance of an Acquisition Proposal.

(b) The Sellers’ Representative or the Company will notify Buyer promptly if any person makes any written unsolicited proposal, offer, inquiry or contact with respect to any Acquisition Proposal and, unless restricted by Law or contract, will provide Buyer with the terms or content of any such proposal, offer, inquiry or contact.

7.12 Further Assurances. The Sellers and the Company shall execute such further documents, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be required by the Buyer to consummate the purchase, to vest the Buyer with full title to all of the equity securities of the Company and all assets, properties, privileges, rights, approvals, immunities and franchises of the Company and its business or to effect the other purposes of this Agreement.

7.13 Phantom Stock Distribution. On or prior to December 31, 2014, provided that the Buyer shall have provided the Sellers’ Representative with the Buyer Pre-Closing Certificate, the Company, the Sellers and the Phantom Stock Holders shall cause the Phantom Stock Distribution to occur as contemplated herein.

ARTICLE 8

CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The respective obligation of each of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by the Sellers’ Representative (on behalf of the Sellers) or the Buyer, as applicable) at or prior to the Closing of the following condition: there will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by any Governmental Authority of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, no proceeding will have been commenced by any Governmental Authority or any other Person for the purpose of obtaining any such injunction, writ or order and no written notice will have been received from any Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.

8.2 Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Sellers’ Representative, on behalf of the Sellers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained in Article 6 shall be true and correct in all material respects as of the Agreement Date and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date).

(b) Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof (including, without limitation, the delivery of the items set forth in Section 3.3(a)).

8.3 Conditions to Obligations of the Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Buyer) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers or the Company contained in Article 5 that are qualified by materiality (including, without limitation, a Material Adverse Effect qualifier) and Section 5.2 shall be true and correct in all respects as of the Agreement Date and as of the Closing Date and the representations of the Sellers or the Company that are not so qualified shall be true and correct in all material respects as of the Agreement Date and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date). The representations and warranties made by the Sellers in Article 4 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date.

(b) Performance of Obligations. The Company and the Sellers shall have performed in all material respects their respective obligations under this Agreement required to be performed by them at or prior to the Closing pursuant to the terms hereof (including, without limitation, the delivery of the items set forth in Section 3.2.

(c) No Material Adverse Effect. There shall have been no event, effect or change which, individually or in the aggregate, has had or could reasonably expected to have a Material Adverse Effect on the Company.

(d) Financing. No Force Majeure Event shall have caused Buyer to have insufficient cash available to it to consummate the transactions contemplated by this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1 By the Sellers.

(a) Subject to the terms and conditions of this Article 9, J.D. Murphy and the other Sellers (but, in the case of such other Sellers, only to the extent of amounts held in the Escrow), covenant and agree to defend, indemnify and hold harmless the Buyer and its Affiliates (including the Company following the Closing), directors, officers, equityholders, members, managers, employees and their respective successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses resulting from or arising out of:

(i) any misrepresentation or breach of any warranty by the Sellers contained in Article 4 or by Sellers or the Company contained in Article 5; provided, however, that no claim for indemnification under this clause (a) (i) may be made after the eighteen (18)-month anniversary of the Closing Date, excepting only that (x) any claim for misrepresentation or breach of warranty under Section 5.10 (the “Tax Representation”) may be made no later than a date thirty (30) days from and after the expiration of the period of the applicable statute of limitations, (y) any claim for misrepresentation or breach of warranty under Section 5.15 (the “Government Contracts Representation”) may be made no later than thirty (30) months from the Closing Date (other than with respect to audits commenced prior to such thirty (30)-month anniversary), and (z) any claim for misrepresentation or breach of warranty under Sections 4.1, 4.2, 5.1, 5.2, 5.3, and 5.8 (collectively, the “Fundamental Representations”) may be made indefinitely;

(ii) any failure of the Sellers to perform any covenant or agreement of the Sellers made or contained herein or fulfill any obligation in respect thereof;

(iii) any and all Indemnified Taxes;

(iv) any Indebtedness, except to the extent paid at or prior to the Closing or otherwise shown and taken into account on the Discharges for purposes of determining Net Working Capital;

(v) any Damages, including any amount paid or payable to a Governmental Authority, arising from or in connection with any rate or cost adjustment required by a Governmental Authority (including as a result of an audit by the GSA or other cognizant audit agency or otherwise) under any of the Company’s Government Contracts with respect to (x) any accounting period ending on or before the Closing Date and (y) any accounting periods beginning before but ending after the Closing Date but only to the extent any adjustment or claim related to the portion of such period prior to Closing;

(vi) enforcing the indemnification rights of the Buyer Indemnities provided for under this Section 9.1;

(vii) the matters disclosed on Schedules 5.8(k) and 5.16(b)(ii); and

(viii) any Damages (including indemnification obligations) based on or resulting from any claims brought by the Sellers related to the activities conducted pursuant to the Houlihan Letter.

(b) The Sellers shall not be required to indemnify the Buyer Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.1(a)(i) (other than any claim for indemnification resulting from or arising out of any misrepresentation or breach of the Fundamental Representations or the Tax Representation) unless and until the aggregate amount of all claims against the Sellers exceeds an amount equal to 1% of the Purchase Price (the “Threshold Amount”), in which case the Sellers shall be required to indemnify the Buyer Indemnitees for the amount of all such claims inclusive of the Threshold Amount, subject to the other limitations in this Article 9.

(c) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, however, the maximum aggregate amount of indemnification obligations of the Sellers from time to time under Sections 9.1(a)(i) (other than indemnification obligations arising out of a misrepresentation or breach of warranty of the Fundamental Representations, the Tax Representation or the Government Contracts Representation, for which the maximum aggregate amount of indemnification obligations of the Sellers in the case of the Fundamental Representations and the Tax Representation shall not exceed the then-applicable Received Seller Payment Amount and in the case of the Government Contracts Representation shall not exceed 25% of the then-applicable Received Seller Payment Amount) shall not exceed 15% of the then-applicable Received Seller Payment Amount.

9.2 By Buyer.

(a) Subject to the terms and condition of this Article 9, the Buyer covenants and agrees to defend, indemnify and hold harmless the Sellers (and their respective successors and assigns) and the Company and its Affiliates, directors, officers, equityholders, members, managers, employees and their respective successors and assigns (collectively, the “Seller Indemnitees”), from and against any and all Losses resulting from or arising out of:

(i) any misrepresentation or breach of warranty of the Buyer contained in Article 6; provided, however, that no claim for indemnification under this clause (a) may be made after the twelve (12)-month anniversary of the Closing Date, excepting only that any claim for misrepresentation or breach of warranty under Sections 6.1 and 6.2 may be made indefinitely; or

(ii) any failure of the Buyer to perform any covenant or agreement made or contained herein or fulfill any other obligation in respect thereof.

(b) The Buyer shall not be required to indemnify Seller Indemnitees with respect to any claim for indemnification resulting from or arising out of matters described in Section 9.2(a)(i) (other than any claim for indemnification resulting from or arising out of any misrepresentation or breach of any warranty at Sections 6.1 and 6.2) unless and until the aggregate amount of all claims against the Buyer exceeds the Threshold Amount, in which case the Buyer shall be required to indemnify the Seller Indemnitees for the amount of such claims in excess of the Threshold Amount, subject to the other limitations in this Article 9. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, however, the aggregate amount of indemnification obligations of the Buyer from time to time under Section 9.2(a)(i) (other than indemnification obligations arising out of a misrepresentation or breach of warranty under Sections 6.1 and 6.2, for which the maximum aggregate amount of indemnification obligations of the Buyer shall not exceed the then-applicable Received Seller Payment Amount) shall not exceed 10% of the then-applicable Received Seller Payment Amount.

9.3 Indemnification Procedures.

(a) Third Party Claims. In the case of any claim asserted by a third party against a party entitled to indemnification hereunder (the “Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (the “Indemnifying Party”) as soon as practicable after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought (except for a claim the Buyer (as the Indemnified Party) predicates on Section 9.1(a)(v), in which case the notice shall be given as soon as practicable after the Buyer is first made aware of any review, inquiry or audit that the Buyer reasonably believes based on the then available information may ultimately serve as the basis of a potential indemnified claim; provided, that if the Buyer subsequently becomes aware of additional information that makes the Buyer reasonably believe that such review, inquiry or audit may ultimately serve as the basis of a potential indemnified claim, the Buyer shall then provide prompt notice to the Sellers (as the Indemnifying Parties), and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any third party claim or any litigation with a third party resulting therefrom; provided, however, that (i) prior to assuming the defense of any claim, the Indemnifying Party shall acknowledge to the Indemnified Party that it does not dispute its liability, if any, to the Indemnified Party for such claim, (ii) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (iii) the failure by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except and only to the extent that such Indemnifying Party is materially prejudiced by such failure to give notice. Notwithstanding anything to the contrary contained herein, in no event may the Indemnifying Party assume or maintain control of the defense of (i) any claim involving a Material Company Customer, criminal liability or any Tax matter or (ii) any claim in which any relief other than monetary damages is sought against the Indemnified Party which such relief, if obtained, would reasonably be expected to materially adversely impact the ability of the Indemnified Party to conduct its business in the ordinary course; provided , however, that (i) until such claim has been resolved, the Indemnified Party shall keep the Indemnifying Party fully apprised of the status of such claim and, upon the request of the Indemnifying Party and at the Indemnifying Party’s sole cost and expense, promptly provide the Indemnifying Party with copies of all materials relating to such claim and (ii) in the case of a claim involving a Material Company Customer, the Indemnified Party shall defend such claim with the same diligence, care and effort (including the incurrence of attorneys’ fees) as the Indemnified Party would use in such defense in the absence of the Indemnifying Party’s obligations under this Article 9 but, for the avoidance of doubt, taking into consideration the same business and other factors, including the likelihood of any material damages to the Indemnified Party’s relationship with a Material Company Customer, that the Indemnified Party would customarily evaluate in this situation consistent with past practices. Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a general release from all liability with respect to such claim or litigation. If the Indemnified Party has been advised in writing by counsel that it may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, then the Indemnified Party shall be entitled, at the Indemnifying Party’s cost and expense, to separate counsel of its own choosing (but no more than one such separate counsel). If the Indemnifying Party does not accept the defense of any matter as above provided within thirty (30) days after receipt of the notice from the Indemnified Party described above (or any shorter period required to avoid material prejudice with respect to the defense of such matter), the Indemnified Party shall have the full right to defend against any such claim or demand at the sole cost of the Indemnifying Party, provided that the Indemnified Party shall not settle such claim or litigation without the consent of the Indemnifying Party, such consent not to be unreasonably withheld, delayed or conditioned. In any event, the Indemnifying Party and the Indemnified Party shall reasonably cooperate in the defense of any claim or litigation subject to this Article 9 and the records of each shall be reasonably available to the other with respect to such defense.

(b) Non-Third Party Claims. With respect to any claim for indemnification hereunder which does not involve a third party claim, the Indemnified Party will give the Indemnifying Party written notice of such claim. The Indemnifying Party may acknowledge and agree by notice to the Indemnified Party in writing to satisfy such claim within thirty (30) days after receipt of notice of such claim from the Indemnified Party. If the Indemnifying Party shall dispute such claim, the Indemnifying Party shall provide written notice of such dispute to the Indemnified Party within such thirty (30)-day period, setting forth in reasonable detail the basis of such dispute. Upon receipt of notice of any such dispute, the Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to resolve such dispute within thirty (30) days after the date such notice of dispute is received. If the Indemnifying Party shall fail to provide written notice to the Indemnified Party within thirty (30) days after receipt of notice from the Indemnified Party that the Indemnifying Party either acknowledges and agrees to pay such claim or disputes such claim, the Indemnifying Party shall be deemed to have acknowledged and agreed to pay such claim in full and to have waived any right to dispute such claim. Once (i) the Indemnifying Party has acknowledged and agreed to pay any claim pursuant to this Section 9.3, (ii) any dispute under this Section 9.3 has been resolved in favor of indemnification by mutual agreement of the Indemnifying Party and the Indemnified Party, or (iii) any dispute under this Section 9.3 has been finally resolved in favor of indemnification by order of a court of competent jurisdiction or other tribunal having jurisdiction over such dispute, then the Indemnifying Party within twenty (20) days after the date of acknowledgement by the Indemnifying Party shall pay the amount of such claim to the Indemnified Party to such account and in such manner as is designated in writing by the Indemnified Party.

9.4 Exclusive Remedy. Absent fraud or equitable remedies (including specific performance with respect to the Non-Competition Agreements), the indemnifications provided for in this Article 9 shall be the sole and exclusive remedies available to any Person against any other Person for any claims under or based upon this Agreement.

9.5 Subrogation. Upon making an indemnity payment pursuant to this Agreement, except in those instances where such indemnity claim involves a Material Company Customer, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the damages to which the payment related. Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

9.6 Treatment of Indemnification Payments. To the extent allowed by Law, all indemnification payments made under this Agreement shall be treated by the parties for Tax purposes as an adjustment to the Purchase Price.

9.7 Limitations. Notwithstanding anything herein to the contrary, no Person shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Person has been indemnified or reimbursed for such amount under any other provision of this Agreement, the Exhibits or Disclosure Schedules attached hereto, any Transaction Documents or otherwise. An Indemnified Party shall use reasonable commercial efforts to pursue, and cause its Affiliates to pursue, all insurance claims to which it may be entitled in connection with any Losses it incurs. Each Indemnified Party shall (and shall cause its Affiliates) to use reasonable efforts to pursue all legal rights and remedies available in order to minimize the Losses for which indemnification is provided under this Article 9.

9.8 Escrow Agreement. Notwithstanding anything in this Agreement to the contrary, if any of the Buyer Indemnitees seeks to make a claim for indemnification against the Sellers pursuant to Section 9.1, then, to the extent that Escrow has not been fully released to the Sellers pursuant to Section 7.7, or the terms of the Escrow Agreement, such Buyer Indemnitee shall be required to submit such claim and any disputes with respect to such claim in accordance with the terms of the Escrow Agreement prior to the Buyer seeking payment directly from the Sellers with respect to such claim.

ARTICLE 10

GENERAL PROVISIONS

10.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) or commercial overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Buyer:

Michele R. Cappello

Senior Vice President, General Counsel and Secretary

NCI, Inc.

11730 Plaza America Drive, Suite 700

Reston, Virginia 20190

Fax: (703) 707-6901

with a copy to:

Craig Chason

Pillsbury Winthrop Shaw Pittman LLP

1650 Tysons Boulevard, 14th Floor

McLean, Virginia 22102

Fax: (703) 770-7901

If to the Company or the Sellers:

Computech, Inc.

7735 Old Georgetown Road, 12th Floor

Bethesda, MD 20814

Attn: J.D. Murphy

Fax: (301) 656-7060

with a copy to:

Venable LLP

575 7th Street, N.W.

Washington, DC 20004

Attn: Paul T. Kaplun

Fax: (202) 344-8300

10.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.3 Entire Agreement; Assignment; Failure of Certain Conditions. This Agreement, including the Exhibits and Disclosure Schedules thereto, together with the Non-Disclosure Agreement and the other Transaction Documents, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by any party hereto, by operation of Law or otherwise. Any attempted assignment which does not comply with the provisions of this Section 10.3 shall be null and void. Notwithstanding the right of the Buyer to investigate the assets, properties, books, records and financial condition of the Company, and notwithstanding any knowledge obtained or obtainable by the Buyer as a result of such investigation, the Buyer has the unqualified right to rely upon, and has relied upon, each of the representations and warranties made by the Company and the Sellers in this Agreement or pursuant hereto. No information or knowledge obtained in any investigation by the Buyer shall affect or be deemed to modify any representation or warranty of the Company or the Sellers contained herein (or in any list, certificate, schedule or other instrument, document, agreement or writing furnished or to be furnished to or made with the Buyer pursuant hereto). Any claim by the Buyer in connection with this Agreement shall not be adversely affected by any investigation by or opportunity to investigate afforded to the Buyer, nor shall such a claim be adversely affected by the Buyer’s knowledge on or before the Closing Date of any breach or of any state of facts that may give rise to such a breach.

10.4 Parties in Interest; Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and assigns, and, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10.5 Legal Counsel; Interpretation. Each party to this Agreement acknowledges and represents that: (i) it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel, (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement. Each party further represents that it is being independently advised as to the tax consequences of the transactions contemplated by this Agreement.

10.6 Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Maryland applicable to parties residing in the State of Maryland, without regard to applicable principles of conflicts of law. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the United States District Court for the District of Maryland or, if such court does not have jurisdiction, any Maryland state court located in or with jurisdiction in Montgomery County, in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby and agrees that process may be served upon it in any manner authorized by the laws of the State of Maryland for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

10.7 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8 Counterparts. This Agreement may be executed in two or more original, PDF or other electronic copy counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.9 WAIVER OF TRIAL BY JURY. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR RISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION WITH SUCH AGREEMENTS.

10.10 Amendment. This Agreement may not be amended except by an instrument specifically referring to this Agreement signed by the parties hereto.

10.11 Expenses. Except as expressly set forth herein, each of the Buyer on the one hand and the Sellers, for themselves and on behalf of the Company, on the other hand shall bear its own, respective fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, but not limited to, fees and disbursements of attorneys and financial advisors).

10.12 Time. Time is of the essence in each and every provision of this Agreement.

[Signature Pages follow.]

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed as of the date first above written.

THE BUYER:

NCI INFORMATION SYSTEMS, INC.

By:
Name:	Brian J. Clark
Title:	President

THE COMPANY:

COMPUTECH, INC.

By:
Name:	J.D. Murphy
Title:	Chief Executive Officer

THE SELLERS:

J.D. MURPHY

LAWRENCE FITZPATRICK

RUBEN MARCHIANI

GAVIN MARTIN

FILIPPO MORELLI

[SIGNATURE PAGE 1 OF 2 TO STOCK PURCHASE AGREEMENT]

THE SELLERS (CONT’D):

KATHY VOORHEES

FRANCINE CALTON

THE PHANTOM STOCK HOLDERS:
(in their respective capacities as Phantom Stock Holders on the Agreement Date and Sellers on the Closing Date)

LAWRENCE FITZPATRICK

RUBEN MARCHIANI

GAVIN MARTIN

FILIPPO MORELLI

KATHY VORHEES

CHRIS MILLS